As filed with the Securities and Exchange Commission on December 21, 1998.
                                                      Registration No. 333-60209
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------
                                 Amendment No. 4
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                               BE AEROSPACE, INC.


             (Exact name of registrant as specified in its charter)


            Delaware                                             06-1209796
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

       1400 Corporate Center Way, Wellington, Florida 33414 (561) 791-5000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            Edmund J. Moriarty, Esq.
                                 General Counsel
                            1400 Corporate Center Way
                              Wellington, FL 33414
                      (561) 791-5000 / (561) 791-3966 (fax)
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ----------------

                        Copies of all communications to:
                           Rohan S. Weerasinghe, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                      (212) 848-4000 / (212) 848-7179 (fax)
                                ----------------

        Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of this Registration Statement.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act") other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                ----------------

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED DECEMBER 21, 1998



                                1,181,675 Shares
          [Logo]               BE AEROSPACE, INC.
                                  Common Stock

                                  ------------

          All of the shares (the "Shares") of Common Stock of BE Aerospace, Inc., a Delaware corporation ("B/E" or the "Company"), par value $.01 per share (the "Common Stock"), offered hereby are being offered by certain stockholders listed herein (collectively, the "Selling Stockholders"), who may from time to time offer for sale shares of the Common Stock. Certificate of the Selling Stockholders received such shares in connection with the acquisitions of either ASI or ALC (each as defined herein). The remainder of the Selling Stockholders received such shares pursuant to the exercise of options granted by the Company. The Company will not receive any proceeds from the sale by the Selling Stockholders of the Shares. See "Selling Stockholders."

          The Selling Stockholders have advised the Company that the Shares of Common Stock offered hereby may be offered or sold by or for the account of such Selling Stockholders, from time to time, to purchasers directly, or through brokers in brokerage transactions on the Nasdaq National Market, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. From time to time the Selling Stockholders may engage in short sales, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver the Shares in connection therewith. Brokers, dealers and underwriters that participate in the distribution of the Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933 as amended, and together with the rules and regulations thereunder (the "Securities Act"), and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of the Common Stock offered hereby by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Stockholders may be deemed to be underwriters under the Securities Act. The Company will bear all expenses in connection with the offering made hereunder, other than all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and fees of such Selling Stockholders' counsel which will be paid by such Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, in connection with the registration and the offering and sale of the Common Stock offered hereby. See "Plan of Distribution."

          The Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "BEAV." On December 16, 1998, the last reported sale price of the Common Stock was $23.125 per share.

          If necessary, certain information relating to the Selling Stockholders, the terms of each sale of Common Stock offered hereby, including the public offering price, the names of any underwriters or agents, the compensation, if any, of such underwriters or agents and the other terms in connection with the sale of the Common Stock, in respect of which this Prospectus is delivered will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

          FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                                ----------------

                  The date of this Prospectus is        , 1998.

          No person has been authorized to give any information or to make any representations other than those contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and any Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market System, and such reports, proxy and information statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits thereto. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed with the Commission (Commission File No. 000-18348) by the Company are incorporated in this Prospectus by reference and made a part hereof:

          (1) B/E's Annual Report on Form 10-K for the year ended February 28, 1998 (the "1998 10-K"), filed with the Commission on May 29, 1998, as amended by the amendment to the 1998 10-K filed with the Commission on June 29, 1998 and as further amended by the amendment to the 1998 10-K filed with the Commission on December 21, 1998.

          (2) The Company's Quarterly Reports on Form 10-Q for the quarter ended May 30, 1998 (the "1st Quarter 10- Q"), filed with the Commission on July 14, 1998, as amended by the amendment to the 1st Quarter 10-Q filed with the Commission on December 18, 1998, and the quarter ended August 29, 1998 (the 2nd Quarter 10-Q"), filed with the Commission on September 25, 1998, as amended by the amendment to the 2nd Quarter 10-Q filed with the Commission on December 18, 1998.

          (3) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on March 7, 1990 under Section 12 of the Exchange Act, including any report or amendment updating such description.

          (4) The Company's Current Reports on Form 8-K filed on April 13, 1998, April 27, 1998, May 8, 1998, August 24, 1998 and
                   November 18, 1998, respectively.

          All documents subsequently filed by B/E with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

          This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. B/E will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written requests should be directed to: Chief Financial Officer, BE Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL 33414. Telephone requests may be directed to B/E at (561) 791-5000.

          In connection with any underwritten offering of the Shares, any underwriters and certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock, including over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids. Such transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise. Such transactions, if commenced, may be discontinued at any time.

                                   THE COMPANY

General

          B/E is the world's largest manufacturer of commercial and general aviation aircraft cabin interior products, serving virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. Management believes that the Company has achieved leading global market positions in each of its major product categories, which include aircraft seats, food and beverage preparation and storage equipment, galley and other interior structures, oxygen delivery systems, lighting systems and in-flight entertainment systems. In addition, B/E provides design, integration, installation and certification services, offering its customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications to commercial aircraft passenger cabin interiors and to manufacture related products, including engineering kits and interface components. B/E also provides upgrade, maintenance and repair services for its airline customers around the world.

          B/E's executive offices are located at 1400 Corporate Center Way, Wellington, Florida 33414, and its telephone number is (561) 791-5000.

Recent Acquisitions

          On March 27, 1998, the Company acquired Aerospace Interiors, Inc. ("ASI") for a total of 201,895 shares of Common Stock, representing a purchase price of approximately $5.6 million. ASI services, cleans and repairs aircraft interior parts and products, and is a leading provider of seat repair and maintenance services performed by non-airline entities. See "Selling Stockholders."

          On April, 13, 1998, the Company acquired Puritan-Bennett Aero Systems Co. ("PBASCO"), a wholly owned subsidiary of Nellcor Puritan Bennett Inc., for a cash purchase price of $69.7 million. PBASCO is a leading manufacturer of commercial aircraft oxygen delivery systems and passenger service unit components and systems and is a major supplier of air valves, overhead lights and switches for both commercial and general aviation aircraft.

          On April 21, 1998, the Company acquired Aircraft Modular Products ("AMP") for a cash purchase price of $117.3 million. AMP is a leading manufacturer of cabin interior products for general aviation (business jet) and commercial-type VIP aircraft, providing a broad line of products including seating, sidewalls, bulkheads, credenza, closets, galley structures, lavatories, tables and sofas, as well as related spare parts.

          On July 30, 1998, the Company acquired Aerospace Lighting Corporation ("ALC") for a total of 964,780 shares of Common Stock, representing a purchase price of approximately $28.1 million. ALC is a market leader in producing interior fluorescent lighting systems for business and corporate jet aircraft. See "Selling Stockholders."

          On August 7, 1998, the Company acquired the common stock of SMR Aerospace, Inc. ("SMR") for a total aggregate price of approximately $141.5 million. SMR is a leader in providing design, integration, installation and certification services for commercial aircraft passenger cabin interiors. SMR provides a broad range of interior reconfiguration services that allow airlines to change the size of certain classes of service, modify and upgrade the seating, install telecommunications or entertainment options, relocate galleys, lavatories, and overhead bins, and install crew rest compartments. SMR is also a supplier of structural design and integration services, including airframe modifications for passenger-to-freighter conversions. In addition, SMR provides a variety of niche products and components that are used for reconfigurations and conversions. SMR's services are performed primarily on an aftermarket basis, and its customers include major airlines, such as United Airlines, Japan Airlines, British Airways, Air France, Cathay Pacific and Qantas, as well as Boeing, Airborne Express and Federal Express.

          On September 3, 1998, the Company acquired substantially all of the galley equipment assets and assumed related liabilities of CF Taylor Interiors Limited and acquired the common stock of CF Taylor (Wales) Limited (collectively "CF Taylor"), both wholly owned subsidiaries of EIS Group PLC, for a total cash purchase price of approximately (pound)14.9 million (approximately $25.1 million, based upon the exchange rate in effect on September 3, 1998), subject to adjustments. CF Taylor is a manufacturer of galley equipment for both narrow- and wide-body aircraft, including galley structures, crew rests and related spare parts.

Other Recent Developments

          On November 2, 1998, the Company sold $200 million of 9 1/2% Senior Subordinated Notes due 2008 (the "9 1/2% Notes") in a private offering. The net proceeds less estimated debt issue costs received by the Company from the sale of the 9 1/2 Notes were approximately $193.7 million. The Company used approximately $118.0 million of the net proceeds from the offering of the 9 1/2% Notes (the "Offering"), to repurchase four million shares (the "SMR Shares") of the Company's common stock previously issued to the selling stockholders in connection with the acquisition of SMR. The remainder of the net proceeds were used for the repayment of approximately $75.0 million of outstanding borrowings under the Company's bank credit facilities.

          The Company paid for the acquisition of SMR by issuing the SMR Shares (then valued at approximately $30 per share) to the former stockholders of SMR and paying them $2.0 million in cash. The Company also paid $22.0 million in cash to the employee stock ownership plan of a subsidiary of SMR Aerospace to purchase the minority equity interest in such subsidiary held by the ESOP and agreed on final purchase adjustments of approximately $0.5 million, bringing the total aggregate purchase price paid by the Company for SMR Aerospace to approximately $141.5 million. The Company agreed to register for sale with the Securities and Exchange Commission the SMR Shares. If the net proceeds from the sale of the shares, which included the $2.0 million in cash already paid, was less than $120.0 million, subject to adjustment, the Company agreed to pay such difference to the selling stockholders in cash. The Company's obligations to the selling stockholders were secured by an irrevocable stand-by letter of credit from The Chase Manhattan Bank in favor of the selling stockholders. This letter of credit could have been drawn upon after December 31, 1998 if the selling stockholders had not received net proceeds of $120.0 million, including the $2.0 million in cash already paid, from the sale of the SMR Shares. Because of the market price for the Company's common stock and the Company's payment obligation to the selling stockholders described above, the Company decided to repurchase the SMR Shares with approximately $118.0 million of the proceeds from the sale of the 9 1/2% Notes (representing the net proceeds of $120.0 million the Company was obligated to pay the selling stockholders, less the $2.0 million in cash the Company already paid them) instead of registering them for sale. In connection with the repurchase of the SMR Shares, the irrevocable stand-by letter of credit was returned to The Chase Manhattan Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

          The 9 1/2% Notes are unsecured senior subordinated obligations of the Company and are subordinated to all senior indebtedness of the Company and mature on November 1, 2008. Interest on the 9 1/2% Notes is payable semiannually in arrears May 1 and November 1 of each year. The 9 1/2% Notes are redeemable at the option of the Company, in whole or in part, at any time after November 1, 2003 at predetermined redemption prices together with accrued and unpaid interest through the date of redemption. Upon a change of control (as defined), each holder of the 9 1/2% Notes may require the Company to repurchase such holder's 9 1/2% Notes at 101% of the principal amount thereof, plus accrued and unpaid interest to the date of such purchase. The 9 1/2% Notes contain certain restrictive covenants, all of which were met by the Company as of August 29, 1998, including limitations on future indebtedness, restricted payments, transactions with affiliates, liens, dividends, mergers and transfers of assets.

          On December 17 , 1998, the Company announced its financial results for the third quarter ended November 28, 1998. The following summarizes such operating results.

          Net sales for the fiscal 1999 third quarter were $195.8 million, up 52 percent versus fiscal 1998 third quarter sales of $129.0 million. Third quarter gross profit of $75.6 million (38.6% of sales) was up 62 percent from the fiscal 1998 third quarter level of $46.7 million (36.2% of sales). For the fiscal 1999 third quarter, B/E reported operating earnings of $31.2 million, an increase of 90 percent over the prior year. As described below, the Company has adjusted acquisition-related expenses recorded in prior periods, resulting in an increase in current-period amortization expense of $2.1 million (or seven cents per share) over what would have been recorded prior to this adjustment. Earnings and earnings per share (diluted) were $16. 5 million and 59 cents for the period, an increase of 75 percent and 48 percent, respectively, over the prior year's results of $9.4 million and 40 cents per share (diluted).

          The Company recently consulted with the SEC staff regarding the allocation of the purchase price of its fiscal 1999 acquisitions to in-process research and development expenses and the write-off of such amounts. On the basis of these discussions, the Company has reduced acquisition-related expenses by approximately $90 million and increased intangible assets by a like amount. While the change has no cash impact, the Company will adjust its previously reported operating results for the first two quarters of fiscal 1999 by increasing amortization expense by $2.1 million, decreasing acquisition-related expenses by $90 million, and decreasing the net loss and net loss per share by $88.3 million and $3.57, respectively. This reallocation of the purchase price resulted in an increase in amortization expense of $2.2 million (or seven cents per share) in the third quarter results as announced on December 17, 1998 over what would have been recorded prior to this adjustment.

          Sales for the first nine months of fiscal 1999 were $492. 1 million, up 36 percent from the fiscal 1998 nine-month period. Likewise, gross profit for the first nine months of fiscal 1999 of $187.1 millionwas up 42 percent versus the prior year of $131.9 million while the gross margin expanded to 38.0% of sales versus 36.4% reported last year. For the 1999 nine-month period, adjusted to exclude acquisition-related expenses, B/E reported earnings of $36.3 million, or $1.41 per share (diluted), versus $24.5 million, or $1.04 per share (diluted), in fiscal 1998, a year-over-year increase of 48 percent and 36 percent, respectively.

          Although complete financials for the third quarter of fiscal 1999 are not yet available, the following table sets forth consolidated unaudited financial results of the Company for the nine months ended November 29, 1997 and unaudited consolidated financial results for the Company for the nine months ended November 28, 1998. The table also sets forth the unaudited consolidated financial results for the three months ended November 29, 1997 and November 28, 1998. The following summary third quarter financial data should be read in conjunction with B/E's financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included, or incorporated by reference, elsewhere in this Prospectus.

                               B/E Aerospace, Inc.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                      (In thousands, except per share data)

                                                            Three Months Ended                        Nine Months Ended
                                                      ---------------------------------       ---------------------------------
                                                         Nov. 28,             Nov. 29,           Nov. 28,            Nov. 29,
                                                           1998                 1997               1998                1997
                                                      ------------         ------------       ------------         ------------

Net sales                                             $   195,751          $   128,998        $    492,094         $    362,687
Cost of sales                                             120,141               82,348             305,004              230,825
                                                      -----------          -----------        ------------         ------------
Gross profit                                               75,610               46,650             187,090              131,862
      Percent                                                38.6%                36.2%               38.0%                36.4%

OPERATING EXPENSES:
Selling, general and administrative                        21,674               15,082              58,715               42,945
Research, development and engineering                      16,085               12,438              40,827               34,988
Amortization                                                6,624                2,666              16,038                8,267
In-process research and development,
     and acquisition-related expenses                      --                   --                  79,155               --
                                                      -----------          -----------         -----------          -----------
     Total Operating Expenses                              44,383               30,186             194,735               86,200
                                                      -----------          -----------         -----------          -----------

Operating earnings (loss)                                  31,227               16,464              (7,645)              45,662
      Percent                                                16.0%                12.8%             nm                     12.6%

Interest expense, net                                      11,370                5,368              27,816               16,899
                                                      -----------          -----------         -----------          -----------

Earnings (loss) before income taxes                        19,857               11,096              (35,461)             28,763
Income taxes                                                3,376                1,664                7,428               4,311
                                                      -----------          -----------         ------------         -----------

Net earnings (loss)                                   $    16,481          $     9,432         $    (42,889)        $    24,452
                                                      ===========          ===========         ============         ===========

Basic earnings (loss) per share                       $       .61          $       .41         $      (1.72)        $      1.10
                                                      ===========          ===========         ============         ===========

Weighted average common shares                             27,195               22,760               24,946              22,316
                                                      ===========          ===========         ============         ===========

Diluted net earnings (loss) per share                 $       .59             $    .40         $      (1.72)          $    1.04
                                                      ===========          ===========         ============         ===========

Weighted average common and                                27,766               23,808               24,946              23,539
     potentially dilutive common shares               ===========          ===========         ============         ===========



                                  RISK FACTORS

     Prior to making an investment decision with respect to the Shares of Common Stock offered hereby, prospective investors should carefully consider the specific factors set forth below, together with all of the other information appearing herein, in light of their particular investment objectives and financial circumstances.

Dependence upon Conditions in the Airline Industry

     The Company's principal customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s, the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and by delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry and a decline in the Company's business and profitability. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during calendar years 1995 through 1997. This financial turnaround has, in part, been driven by record load factors, rising fare prices and declining fuel costs. The airlines have substantially improved their balance sheets through cash generated from operations and the sale of debt and equity securities. As a result, the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, due to the volatility of the airline industry and the current general economic and financial turbulence, the current profitability of the airline industry may not continue and the airlines may not be able to maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     In addition, the airline industry is undergoing a process of consolidation and significantly increased competition. Such consolidation could result in a reduction of future aircraft orders as overlapping routes are eliminated and airlines seek greater economies through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by promoting greater price competition from airline cabin interior products manufacturers, thereby adversely affecting the Company's revenues and margins.

     Recently, turbulence in the financial and currency markets of many Asian countries has led to uncertainty as to the economic outlook for these countries. Of the Company's $700 million of backlog at August 29, 1998, the Company had $34 million with Asian carriers deliverable in fiscal 1999 and a further $107 million deliverable in subsequent fiscal years. Of such Asian carrier backlog, approximately $35 million was with Japan Airlines, Singapore Airlines and Cathay Pacific. Although not all carriers have been affected by the current economic events in the Pacific Rim, certain carriers could cancel or defer their existing orders and future orders from airlines in these countries may be adversely affected. In addition, Boeing has recently announced that in light of the recent economic conditions in Asia it will be scaling back production of several commercial jet lines over the next several years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Industry Conditions," and "--Deferred Tax Assets" and "Business--Industry Overview."

New Product Introductions and Technological Change

     Airlines currently are taking delivery of a new generation of aircraft and demanding increasingly sophisticated cabin interior products. As a result, the cabin interior configurations of commercial aircraft are becoming more complex and will require more technologically advanced and integrated products. For example, airlines increasingly are seeking sophisticated in-flight entertainment systems, such as the MDDS interactive individual passenger in-flight entertainment system developed by B/E. Development of the MDDS and related in-flight entertainment systems required substantial investment by the Company and third parties in research, development and engineering. The future success of the Company may depend to some extent on its ability to continue to develop, profitably manufacture and deliver, on a timely basis, other technologically advanced, reliable high-quality products, which can be readily integrated into complex cabin interior configurations. See "Business--Products and Services."

Competition

     The Company competes with a number of established companies that have significantly greater financial, technological and marketing resources than the Company. Although the Company has achieved a significant share of the market for a number of its commercial airline cabin interior products, there can be no assurance that the Company will be able to maintain this market share. The ability of the Company to maintain its market share will depend not only on its ability to remain the supplier of retrofit and refurbishment products and spare parts on the commercial fleets on which its products are currently in service, but also on its success in causing its products to be selected for installation in new aircraft, including next-generation aircraft, expected to be purchased by the airlines over the next decade, and in avoiding product obsolescence.

     The Company's primary competitors in the market for new passenger entertainment products, including individual seat video and in-flight entertainment and cabin management systems, are Matsushita Electronics and Rockwell Collins, each of which has significantly greater technological capabilities and financial and marketing resources than the Company. See "Business--Competition."

Adverse Consequences of Financial Leverage

     The Company has substantial indebtedness and, as a result, significant debt service obligations. As of August 29, 1998, the Company had approximately $472.8 million aggregate amount of indebtedness outstanding, representing approximately 74% of total capitalization. On November 2, 1998 the Company sold the 9 1/2% Notes, the proceeds of which the Company used to repurchase the SMR Shares and to repay certain indebtedness. As of August 29, 1998, after giving pro forma effect to the offering of the 9 1/2% Notes and the Company's use of the net proceeds therefrom and borrowings related to certain acquisitions and related costs, the Company would have had $637.9 million of consolidated indebtedness and the Company's total consolidated indebtedness, as a percentage of capitalization, would have been 93%. For the six months ended August 29, 1998, the Company's earnings would have been insufficient to cover fixed charges on a pro forma basis by $55.8 million, primarily due to the write-off of acquired in-process research and development and acquisition related expenses of $79.2 million. In-process research and development expenses arose from new product development projects that were in various stages of completion at the respective acquired companies at the date of such acquisitions. In-process research and development expenses related to products under development at the date of acquisition that had not established technological feasibility and for which no alternative use was identified were written off. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company may incur additional indebtedness in the future, although it will be limited in the amount it could incur by its existing and future debt agreements.

     The degree of the Company's leverage could have important consequences to purchasers or holders of its shares of Common Stock, including: (i) limiting the Company's ability to obtain additional financing to fund its growth strategy, working capital requirements, capital expenditures, acquisitions, debt service requirements or other general corporate requirements; (ii) requiring a substantial portion of the Company's cash flow from operations to be dedicated to debt service requirements, thereby reducing the funds available for operations and further business opportunities; and (iii) increasing the Company's vulnerability to adverse economic and industry conditions. In addition, since any borrowings under the Company's bank credit facilities will be at variable rates of interest, the Company will be vulnerable to increases in interest rates. The Company may incur additional indebtedness in the future, although its ability to do so will be restricted by the indentures governing the Company's 9 7/8% Senior Subordinated Notes due 2006 (the "9 7/8% Notes"), 8% Senior Subordinated Notes due 2008 (the "8% Notes") and the 9 1/2% Notes and by the terms of its existing credit facilities with The Chase Manhattan Bank (the "Bank Credit Facility"). The ability of the Company to make scheduled payments under its present and future indebtedness will depend on, among other things, the future operating performance of the Company and the Company's ability to refinance its indebtedness when necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control.

     The Company's bank credit facilities and the indentures governing the 9 7/8% Notes, 8% Notes and the 9 1/2% Notes contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants, and any restrictions in any future financial agreements, will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Company's bank credit facilities also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Company's bank credit facilities, or the indentures governing the 9 7/8% Notes, 8% Notes and the 9 1/2% Notes, could result in an event of default under the Company's Bank Credit Facility, or the aforementioned indentures, which could permit acceleration of the related debt and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. The Company is not certain whether it would have, or be able to obtain, sufficient funds to make these accelerated payments.

Customer Delivery Requirements

     The commercial aircraft cabin interior products industry is currently experiencing a period of rapid growth. From February 22, 1997 to August 29, 1998, the Company has experienced an approximately 67% increase in its backlog. The ability of the Company to receive new contract awards and to deliver its existing backlog is dependent upon its (and its suppliers') ability to increase deliveries to meet the recent surge in demand. Although the Company believes it has sufficient manufacturing capacity to meet customer demand, there can be no assurance that the Company, or its suppliers, will be able to meet the increased product delivery requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bookings and Backlog Information" and "Business--Backlog."

General Aviation Acquisitions; Ability to Integrate Acquired Businesses; Additional Capital Requirements

     Between 1989 and January 1996, the Company acquired nine companies. During fiscal 1999, the Company acquired six additional companies, including ASI, PBASCO, AMP, ALC, SMR and CF Taylor. Through several recent acquisitions, the Company has expanded its activities from the commercial to the general aviation market. There can be no assurance that the Company will be successful in entering the general aviation market. The Company intends to consider future strategic acquisitions in the commercial airline and general aviation cabin interior industries, some of which could be material to the Company. B/E is in discussions from time to time with one or more third parties regarding possible acquisitions. As of the date of this Prospectus, except as disclosed herein, the Company has no agreements or understandings with any prospective acquisition candidates in respect of a specific transaction. The ability of the Company to continue to achieve its goals will depend upon its ability to integrate effectively the recent and any future acquisitions and to achieve cost efficiencies. Although B/E has been successful in the past in doing so, there can be no assurance that the Company will continue to be successful. See "The Company--Recent Acquisitions."

     Depending upon, among other things, the acquisition opportunities available, the Company may need to raise additional funds. The Company may seek such additional funds through public offerings or private placements of debt or equity securities or bank loans. Issuance of additional equity securities by the Company could result in substantial dilution to stockholders. In the absence of such financing, the Company's ability to make future acquisitions in accordance with its business strategy, to absorb adverse operating results, to fund capital expenditures or to respond to changing business and economic conditions may be adversely affected, all of which may have a material adverse effect on the Company's business, results of operations and financial condition.

Regulation

     The Federal Aviation Administration (the "FAA") prescribes standards and licensing requirements for aircraft components, including virtually all commercial airline and general aviation cabin interior products, and licenses component repair stations within the United States. Comparable agencies regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed. In addition, designing new products to meet existing FAA requirements and retrofitting installed products to comply with new FAA requirements can be both expensive and time-consuming. See "Business--Government Regulation."

Risks Associated with the Year 2000 Issue

     The Company is highly dependent on its computer software programs and operating systems in operating its business. The Company also depends on the proper functioning of computer systems of third parties, such as vendors and clients. The failure of any of these systems to appropriately interpret the upcoming calendar year 2000 could have a material adverse effect on the Company's financial condition, results of operations, cash flow and business prospects. The Company is currently identifying its own applications that will not be Year 2000 compliant and taking steps to determine whether third parties are doing the same. In addition, the Company is implementing a worldwide plan to prepare its computer systems to be Year 2000 compliant by the first half of 1999. The Company has already spent $17 million on Year 2000 issues and estimates that the total cost of implementing its Year 2000 compliance program will require an additional $13 million.

     The Company's inability to remedy its own Year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdown, financial loss, regulatory actions, reputational harm and/or legal liability. There can be no assurance that the Company's Year 2000 program, or the programs of third parties whom the Company does business with, will be effective or that the Company's estimates about the timing and cost of completing its program will be accurate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Costs."

Risks Inherent in International Operations; Risks Associated with the Conversion by Certain EU Member States to the "Euro"

     Foreign operations of B/E accounted for 26% of total sales for each of the six months ended August 29, 1998 and fiscal 1998, as compared to 24% and 25% for the six months ended August 30, 1997 and for fiscal 1997, respectively. In addition, the Company has direct investments in a number of subsidiaries in foreign countries (primarily in Europe). Fluctuations in the value of foreign currencies affect the dollar value of B/E's net investment in foreign subsidiaries, with these fluctuations being included in a separate component of stockholders' equity. Operating results of foreign subsidiaries are translated into U.S. dollars at average monthly exchange rates. For the six months ended August 29, 1998 and fiscal 1998, the impact of such transactions on operating results was not significant; however, B/E reported a cumulative foreign currency translation amount of $(2.6) million in stockholders' equity at August 29, 1998 as a result of foreign currency adjustments, and there can be no assurance that the Company will not incur additional adjustments in future periods. In addition, the U.S. dollar value of transactions based in foreign currency (collections on foreign sales or payments for foreign purchases) also fluctuates with exchange rates. Historically, foreign currency risk has not been material because a substantial majority of the Company's sales have been denominated in the currency of the country of product origin and no repatriation of earnings has occurred (or is anticipated). However, there can be no assurance that a substantial majority of sales will continue to be denominated in the currency of the country of product origin or as to the impact of changes in the value of the United States dollar or other currencies. The largest foreign currency exposure results from activity in Dutch guilders, British pounds and Japanese yen.

     B/E has not hedged net foreign investments in the past, although it may engage in hedging transactions in the future to manage or reduce its foreign exchange risk. There can be no assurance that B/E's attempts to manage its foreign currency exchange risk will be successful.

     The Company's foreign operations could also be subject to unexpected changes in regulatory requirements, tariffs and other market barriers and political and economic instability in the countries where it operates. There can be no assurance as to the impact of any such events that may occur in the future. See "Risk Factors--Dependence upon Conditions in the Airline Industry."

     In addition, the Company may be exposed to certain risks as a result of the conversion by certain European Union ("EU") member states of their respective currencies to the "euro" as legal currency on January 1, 1999. The conversion rates between such EU member states' currencies and the euro will be fixed by the Council of the EU. Risks related to the conversion to the euro could include, among other things, effects on pricing due to increased cross-border price transparency, costs of modifying information systems, including both software and hardware, costs of relying on third parties whose systems also require modification, changes in the conduct of business and in the principal markets for the Company's products and services and changes in currency exchange rate risk. The Company has analyzed whether the conversion to the euro will materially affect its business operations. While the Company is uncertain as to the impact of the conversion, the Company does not expect anticipated costs in connection with the euro conversion to be material. However, the actual effects of the conversion cannot be known until the conversion to the euro has taken place and there can be no assurance that the actual effects of the conversion could not have a material adverse effect on the Company's business, results of operations, and financial condition.

Environmental Matters

     The Company is subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. The Company is also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by the Company or to which the Company has sent hazardous substances or wastes for treatment, recycling or disposal. The Company believes that it is currently in compliance, in all material respects, with all such laws and regulations. However, the Company may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, the Company may have liabilities or obligations in the future if it discovers any environmental contamination or liability at any of its facilities, or at facilities it may acquire.

Dividend Policy; Restrictions on Payment of Dividends

     The Company has never paid a cash dividend and does not plan to pay cash dividends on its Common Stock in the foreseeable future. The Company's Bank Credit Facility and the Indentures governing the 9 7/8% Notes, the 8% Notes and the 9 1/2% Notes restrict and limit the payment of dividends on the Common Stock. Future indebtedness may also contain restrictions and limitations on the payment of dividends on the Common Stock.

Certain Anti-Takeover Provisions

     The Company's Restated Certificate of Incorporation and By-laws contain provisions that may have the effect of discouraging a third party from making an acquisition of the Company by means of a tender offer, proxy contest or otherwise. The Restated Certificate of Incorporation and By-laws of the Company, among other things, (i) classify the Board of Directors into three classes, with directors of each class serving for a staggered three-year period, (ii) provide that directors may be removed only for cause and only upon the approval of the holders of at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of such directors, (iii) require at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of directors to alter, amend or repeal the provisions relating to the classified board and removal of directors described above, (iv) permit the Board of Directors to fill vacancies and newly created directorships on the Board, (v) restrict the ability of stockholders to call special meetings and (vi) contain advance notice requirements for stockholder proposals. Such provisions would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors.

     The Company's Board of Directors has declared a dividend of one preferred share purchase right (a "Right") for each share of Common Stock outstanding. A Right will also be attached to each share of Common Stock subsequently issued. The Rights will have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons that acquires more than 15.0% of the Common Stock on terms not approved by the

Company's Board of Directors. The Rights could discourage or make more difficult a merger, tender offer or other similar transaction. See "Description of Capital Stock -- Rights Agreement."

     Under the Company's Restated Certificate of Incorporation, the Board of Directors of the Company also has the authority to issue preferred stock in one or more series and to fix the powers, preferences and rights of any such series without stockholder approval. The Board of Directors could, therefore, issue, without stockholder approval, preferred stock with voting and other rights that could adversely affect the voting power of the holders of Common Stock and could make it more difficult for a third party to gain control of the Company. In addition, under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an "interested stockholder" (generally a 15% stockholder) to effect various business combinations with a corporation for a three-year period. See "Description of Capital Stock -- Preferred Stock."

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

Introduction

     B/E is the world's largest manufacturer of commercial and general aviation aircraft cabin interior products serving virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. Management believes that the Company has achieved leading global market positions in each of its major product categories, which include aircraft seats, food and beverage preparation and storage equipment, galley and other interior structures, oxygen delivery systems, lighting systems and in-flight entertainment systems. In addition, B/E provides design, integration, installation and certification services, offering its customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft cabin interiors and to manufacture related products, including engineering kits and interface components. B/E also provides upgrade, maintenance and repair services for its airline customers around the world.

     B/E's revenues are generally derived from two primary sources: refurbishment or upgrade programs for the existing worldwide fleets of commercial and general aviation aircraft, and new aircraft deliveries. B/E believes its large installed base of products, estimated to be approximately $4,700,000 as of August 29, 1998 (valued at replacement prices), gives it a significant advantage over competitors in obtaining orders for refurbishment programs, principally due to the tendency of the airlines to purchase equipment for such programs from the original supplier. With the exception of spare parts sales, B/E's revenues are generated from programs initiated by the airlines which may vary significantly from year to year in terms of size, mix of products and length of delivery. As a result, B/E's revenues and margins may fluctuate from period to period based upon the size and timing of the program and the type of products sold. Historically, B/E experienced certain trends in its two revenue drivers: as the airlines took deliveries of large numbers of new aircraft, refurbishment programs as a percentage of revenues declined and, similarly, when new aircraft deliveries declined, refurbishment programs tended to increase in number and size. Changes in revenues by classes of product are the result of acquisitions and volume demand in the industry, as more fully described in the discussion and analysis that follows. During the most recent airline industry recession, which ended in 1994, the airlines significantly depleted their cash reserves and incurred record losses. In an effort to improve their liquidity, the airlines conserved cash by reducing or deferring cabin interior refurbishment and upgrade programs and purchases of new aircraft. As a result, in contrast with historical experience, B/E experienced declines in the number of both new orders and refurbishments.

     Since early 1994, the airlines have experienced a significant turnaround in operating results, with the domestic airline industry achieving record operating earnings during calendar years 1995 through 1997. Consequently, during fiscal 1998 B/E has experienced significant growth in backlog of seating and galley products, and has experienced significant growth in revenues and operating earnings. This growth is a reflection of the airlines' need to begin refurbishing worn fleets and their ability to do so as a result of the strengthening of the airlines' balance sheets.

     B/E has substantially expanded the size, scope and nature of its business as a result of a number of acquisitions. On January 24, 1996, the Company acquired all of the stock of Burns, an industry leader in commercial aircraft seating. On March 27, 1998, the Company acquired all of the capital stock of Aerospace Interiors, Inc., which services, cleans and repairs aircraft interior parts and products, and is a leading provider of seat repair and maintenance services performed by non-airline entities. On April 13, 1998, the Company acquired substantially all of the assets and assumed certain of the liabilities of PBASCO, a leading manufacturer of commercial aircraft oxygen delivery systems, a leading manufacturer of passenger service unit components and systems, and a major supplier of air valves, overhead lights and switches, crew masks and protective breathing devices. On April 21, 1998, the Company acquired substantially all of the assets and assumed certain of the liabilities of AMP, a leading manufacturer of cabin interior products for general aviation (business jet) and commercial type VIP aircraft. On July 30, 1998, the Company acquired all of the capital stock of ALC, a market leader in producing interior fluorescent lighting systems for business and corporate jet aircraft. On August 7, 1998, the Company acquired all of the capital stock of SMR Aerospace, Inc., a leader in providing design, integration, installation and certification services for commercial aircraft passenger cabin interiors. On September 3, 1998, the Company acquired substantially all of the galley equipment assets and assumed related liabilities of CF Taylor, a manufacturer of galley equipment and structures for both narrow- and wide-body aircraft. While the Company will continue to be susceptible to industry-wide conditions, management believes that the Company's significantly more diversified product line and revenue base achieved through acquisitions has reduced its exposure to demand fluctuations in any one product area.

     As a result of the acquisitions of PBASCO, AMP and SMR, the Company has recorded a charge aggregating $79,155 for the write-off of acquired in-process research and development and acquisition related expenses associated with these and other transactions. In addition, in connection with the acquisition of CF Taylor, the Company engaged consultants to assist in the allocation of the purchase price. Based upon the results of their work, the Company did not allocate any of the purchase price of CF Taylor to in-process research and development. In-process research and development expenses arose from new product development projects that were in various stages of completion at the respective acquired companies at the dates of such acquisitions. In-process research and development expenses related to products under development at the dates of such acquisition that had not established technological feasibility and for which no alternative use was identified were written off. The in-process research and development projects have been valued based on expected net cash flows over the product life, costs to complete, the stage of completion of the projects, the result of which has been discounted to reflect the inherent risk associated with the completion of the projects, and the realization of the efforts expended.

     New product development projects underway at PBASCO at the date of acquisition included, among others, modular drop boxes, passenger and flight crew oxygen masks, oxygen regulators and generators, protective breathing equipment, on board oxygen generating systems, reading lights, passenger service units, external viewing systems for executive and commercial aircraft and cabin monitoring systems. In-process research and development and acquisition-related expenses associated with PBASCO were approximately $13,000. The Company has determined that these projects were approximately 28% complete at the date of acquisition, and estimates that the cost to complete these projects will aggregate approximately $11,800, and will be incurred over a four year period.

     New product development projects underway at AMP at the date of acquisition included, among others, executive aircraft interior products for the Bombardier Global Express, Boeing Business Jet, Airbus Corporate Jet, Cessna Citation 560XL, Cessna Citation 560 Ultra, Visionaire Vantage and Lear 60, as well as other specific executive aircraft seating products. In-process research and development and acquisition-related expenses associated with AMP were approximately $19,253. The Company has determined that these projects were approximately 25% complete at the date of acquisition, and estimates that the cost to complete these projects will aggregate approximately $4,800, and will be incurred over a two year period.

        New product development projects underway at SMR at the date of acquisition included, among others, pneumatic and electrical deicing systems for the substantial majority of all executive and commuter aircraft types, crew rest modules for selected wide-body aircraft, passenger to freighter and combi to freighter conversion kits for selected wide-body aircraft, hovercraft skirting devices, cargo nets, and smoke barriers. In-process research and development and acquisition-related expenses associated with SMR were approximately $46,902. The Company has determined that these projects were approximately 60% complete at the date of acquisition, and estimates that the cost to complete these projects will aggregate approximately $2,700, and will be incurred over a two year period.

     Uncertainties that could impede progress to a developed technology include
(i) availability of financial resources to complete the development, (ii) regulatory approval (FAA, CAA, etc.) required for each product before it can be installed on an aircraft, (iii) economic feasibility of developed technologies,
(iv) customer acceptance and (v) general competitive conditions in the industry. There can be no assurance that the in-process research and development projects will be successfully completed and commercially introduced.

     Recently, Rockwell Collins has entered the in-flight entertainment industry by purchasing Hughes Avicom, and in doing so has changed the competitive landscape for this line of business. The Company has evaluated the impact of the changing market conditions, and has determined that the long-term success of this line of business may be enhanced by teaming with a partner with substantial economic and technology resources. In connection therewith, the Company may monetize a portion, or if no suitable partner can be found, all of its investment in its in-flight entertainment business.

     Over the last two fiscal years, the Company's gross margins have improved substantially, increasing from 31.2% in fiscal 1996 to 34.4% in fiscal 1997 and to 36.7% in fiscal 1998. The primary reasons for the improvement in gross margins include: (i) shift in product mix in all divisions toward higher margin products; (ii) higher unit volumes; and (iii) a company-wide re-engineering program which has resulted in higher employee productivity and better manufacturing efficiency.

     B/E's business strategy is to maintain its market leadership position through various initiatives, including new product development. In fiscal 1998, research, development and engineering expenses totaled $45,685, or 9.4% of net sales, primarily consisting of costs related to the development of the MDDS, with the balance attributable to the seating and galley products businesses.

     In January 1998, the Company settled a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran, which resulted in a charge of $4,664 in its fourth quarter, which ended February 28, 1998. See "Business--Legal Proceedings."

     The following discussion and analysis addresses the results of the Company's operations for the six months ended August 29, 1998, as compared to the Company's results of operations for the six months ended August 30, 1997. The discussion and analysis then addresses the results of the Company's operations for the year ended February 28, 1998 as compared to the Company's results of operations for the year ended February 22, 1997. The discussion and analysis then addresses the results of the Company's operations for the year ended February 22, 1997 as compared to the Company's results of operations for the year ended February 24, 1996. The discussion and analysis then addresses the liquidity and financial condition of the Company and other matters.

Six Months Ended August 29, 1998, as Compared to the Six Months Ended August 30, 1997

     Net sales for the fiscal 1999 six-month period were $296,343, an increase of approximately $62,700, or 27% over the comparable period in the prior year. The recent acquisitions of PBASCO, AMP and SMR accounted for a substantial portion of the increase in revenues during this period; AMP and PBASCO generated approximately $36,700 of revenues, in the aggregate, with SMR adding approximately $6,000. Internal growth during the six months was low due to uneven airline scheduling requirements. The Company does not believe this period is reflective of the Company's strong growth in orders and backlog. As described below, the Company expects very significant internal growth during the second half of the year and significant internal growth for the full year. During each of the six months ended August 29, 1998 and the year ended February 28, 1998, the Seating Products and Interior Systems Groups, exclusive of businesses acquired during fiscal 1999, generated approximately 78% of total revenues. During the eighteen month period ended August 29, 1998, these two groups generated their highest bookings ever, with program awards of approximately $764,909 from the world's airlines, including, among others, Delta Air Lines, USAirways, British Airways, United Airlines, American Airlines and Northwest Airlines. The Seating Products Group, which generated approximately 52% of total revenues in Fiscal 1998, had its strongest booking quarter ever during the quarter ended August 29, 1998, with a book to bill ratio of approximately 1.9:1; total bookings for the Company during the quarter were approximately $215,000, and the Company experienced a book to bill ratio of almost 1.4:1. Of the Company's backlog of approximately $700 million as of August 29, 1998, $302 million is deliverable by the end of fiscal 1999. The scheduled delivery dates for the Seating Products and Interior Systems Groups along with scheduled deliveries for other programs form the basis for management's expectation of very significant internal growth for the Company during the second half of fiscal 1999.

     Gross profit was $111,480 (37.6% of sales) for the six months ended August 29, 1998. This was $26,268, or 31%, greater than the comparable period in the prior year of $85,212, which represented 36.5% of sales. The primary reasons for the improvement in gross margins include: (i) shift in product mix in all divisions toward higher margin products; (ii) higher unit volumes; and (iii) a company-wide re-engineering program which has resulted in higher employee productivity and better manufacturing efficiency.

     Selling, general and administrative expenses were $37,041 (12.5% of sales) for the six months ended August 29, 1998. This was $9,106, or 33%, greater than the comparable period in the prior year of $27,935 (12.0% of sales). The increase in selling, general and administrative expenses was primarily due to inclusion of the relevant expenses of the acquired companies along with increases associated with internal growth.

     Research, development and engineering expenses were $24,742 (8.3% of sales) for the six months ended August 29, 1998, an increase of $2,192 over the comparable period in the prior year. The increase in research, development and engineering expense in the current period is primarily attributable to ongoing new product development activities.

     Amortization expense for the six months ended August 29, 1998 of $9,414 was $3,885 greater than the amount recorded in the comparable period in the prior year.

     Based on management's assumptions, a portion of the purchase price for each of the recent acquisitions of PBASCO, AMP and SMR was allocated to purchased in-process research and development that had not reached technological feasibility and had no future alternative use. During the first six months of fiscal 1999, the Company recorded a charge of $79,155 for the write-off of acquired in-process research and development, acquisition-related and other expenses. Management estimates that the research and development cost to complete the in-process research and development related to projects underway at PBASCO, AMP and SMR will aggregate $19,000 which will be incurred over a 3-4 year period.

     Due, in part, to the acquisition-related charges of $79,155 during the six months ended August 29, 1998, the Company incurred an operating loss of $(38,872), as compared to operating earnings of $29,198 in the prior year's comparable period. Operating earnings excluding the acquisition-related charges were $40,283.

     Interest expense, net was $16,446 for the six months ended August 29, 1998, or $4,915 greater than interest expense of $11,531 for the comparable period in the prior year and is due to the increase in the Company's long-term debt.

     The loss before income taxes in the current six month period was $(53,318) (which includes in-process research and development, acquisition-related and other expenses of $79,155) as compared to earnings before incomes taxes of $17,667 in the prior year's comparable period. Earnings before income taxes excluding the acquisition-related charges were $23,837. Income tax expense for the six months ended August 29, 1998 was $4,052, as compared to $2,647 in the prior year's comparable period.

     The net loss for the six months ended August 29, 1998 was $(59,370), or $(2.49) per share (diluted), as compared to net earnings of $15,020 or $.64 per share (diluted), for the comparable period in the prior year.

Year Ended February 28, 1998 Compared to Year Ended February 22, 1997

     Sales for the year ended February 28, 1998 were $487,999, or 18% higher than sales of $412,379 in the prior year, and reflected a 24% increase in product sales, offset by a $13,305 decline in service revenues (attributable to discontinued service lines of business). Year over year, the Company experienced an increase in seating products revenues of approximately $35,000 (or 16%), a $25,000, or 25% increase in interior systems products revenues and a $29,000, or 56% increase in in-flight entertainment products revenues. The revenue increases for the Seating Products and In-Flight Entertainment Groups are primarily the result of retrofit programs that seven of the ten largest airlines in the world have commenced, while the increase in revenues for the Interior Systems Products Group is primarily related to both the surge in new aircraft deliveries and the increase in retrofit activity.

     Gross profit was $178,905, or 36.7% of sales, for the year ended February 28, 1998 and was $37,083, or 26% greater than the prior year's gross profit of $141,822, which represented 34.4% of sales. The increase in gross profit, while primarily the result of the higher sales volume, was also positively impacted by the 230 basis point improvement in gross margin.

     Selling, general and administrative expenses were $58,622, or 12% of sales, for the year ended February 28, 1998. This was $6,888, or 13% higher than the selling, general and administrative expenses for the prior year of $51,734 (12.5% of sales), and is primarily due to the higher level of sales and quotation activity, as well as a higher level of customer service, product support and information technology activities.

     Research, development and engineering expenses were $45,685, or 9.4% of sales, for the fiscal year ended February 28, 1998. For the prior year, research, development and engineering expenses were $37,083, or 9.0% of sales. The increase in research, development and engineering was attributable to B/E's ongoing new product development programs, including costs related to the development of the MDDS and related Boeing line-fit expenditures.

     Amortization expense for the fiscal year ended February 28, 1998 of $11,265 was $658, or 6% higher than the amount recorded in the prior year.

     Other expenses for the fiscal year ended February 28, 1998 consisted of a non-recurring charge of $4,664 related to the settlement of a dispute with the U.S. Government over certain export sales between 1992 and 1995. See "Business -- Legal Proceedings."

     Net interest expense was $22,765 for the year ended February 28, 1998 or $4,402 less than the net interest expense of $27,167 recorded for the prior year and is due to the decrease in the Company's long-term debt.

     The increase in gross profit offset by somewhat higher operating expenses and lower interest expenses in the current year resulted in earnings before income taxes, extraordinary item and cumulative effect of change in accounting principle of $35,904, an increase of $20,673 over the prior year.

     Income taxes for the year ended February 28, 1998 were $5,386, or 15% of earnings before income taxes as compared to $1,522, or 10% of earnings before income taxes, in the prior year.

     Earnings before extraordinary item were $30,518, or $1.30 per share (diluted), which includes the $4,664 non-recurring charge related to the settlement of the dispute with the U.S. Government, for the year ended February 28, 1998, as compared to $13,709, or $.72 per share (diluted), for the prior year.

     The Company incurred an extraordinary charge of $8,956 during fiscal 1998 for unamortized debt issue costs, tender and redemption premiums and fees and expenses related to the repurchase of its 9 3/4% Notes.

     Net earnings were $21,562, or $.96 per share (basic) and $.92 per share (diluted), for the year ended February 28, 1998, as compared to $13,709, or $.77 per share (basic) and $.72 per share (diluted), for the prior year.

Year Ended February 22, 1997 Compared to Year Ended February 24, 1996

     Sales for the year ended February 22, 1997 were $412,379, or 77% higher than sales of $232,582 for the comparable period in the prior year. Year over year, Seating revenues increased $120,000, and Services revenues increased by $19,000. The acquisition of Burns accounted for approximately $104,000 of the $139,000 increase. Year over year, the interior systems products rose by $22,000, or 28% while in-flight entertainment revenues increased by $19,000, or 58%. The revenue increases for the Seating Products and In-flight Entertainment Groups are primarily the result of retrofit programs underway throughout the airline industry, while the increase in revenues for the Interior Products Group is primarily related to both the surge in new aircraft deliveries and the increase in retrofit activity. Excluding the effect of the Burns acquisition, sales increased 33% year over year.

     Gross profit was $141,822, or 34.4% of sales, for the year ended February 22, 1997, and was $69,271 higher than gross profit for the comparable period in the prior year of $72,551, which represented 31.2% of sales. The increase in gross profit was primarily the result of the higher sales volumes and the mix of all products and services sold.

     Selling, general and administrative expenses were $51,734, or 12.5% of sales, for the year ended February 22, 1997. This was $9,734 higher than selling, general and administrative expenses for the comparable period in the prior year of $42,000, or 18.1% of sales, principally due to the substantial increases in revenues and the acquisition of Burns.

     Research, development and engineering expenses were $37,083, or 9.0% of sales, for the year ended February 22, 1997. For the comparable period in the prior year, research and development expense was $58,327, or 25.1% of sales. The decrease in expenses during the current year was the result of a decrease in the level of activity associated with the MDDS interactive entertainment system, offset somewhat by an increase in product development activity in the Seating Products Group.

     Amortization expense of $10,607 for the year ended February 22, 1997 was $1,108 more than the amount recorded in fiscal 1996 as a result of the Burns acquisition.

     Other expenses of $4,170 for the year ended February 24, 1996 was a charge to earnings related to costs associated with the integration and consolidation of the Company's European seating operations in connection with the Company's rationalization of its seating business and as a result of the Burns acquisition. There was no similar charge in fiscal 1997.

     Net interest expense was $27,167 for the year ended February 22, 1997, or $8,531 higher than the net interest expense of $18,636 recorded for the comparable period in the prior year, and was due to the increase in the Company's long-term debt outstanding throughout most of fiscal 1997 as a result of the 9 7/8% Notes issued at the time of the Burns acquisition.

     Earnings before income taxes of $15,231 for the year ended February 22, 1997 were $75,312 more than the loss before income taxes of $60,081 in the prior year.

     Income taxes for the year ended February 22, 1997 were $1,522, or 10% of earnings before income taxes, as compared to no tax provision in fiscal 1996.

     Net earnings were $13,709, or $.77 per share (basic) and $.72 per share (diluted), for the year ended February 22, 1997 as compared to a net loss of ($83,413), or ($5.15) per share (basic and diluted) for the comparable period in the prior year, which included the cumulative effect of an accounting change of $23,332.

Bookings and Backlog Information

     Management estimates that B/E's backlog at August 29, 1998 was approximately $700,000, approximately 57% of which management believes to be deliverable during the 12 months following August 29, 1998, compared with a backlog of $560,000 and $420,000 on February 28, 1998 and February 22, 1997, respectively (as adjusted for the debooking of the British Airways MDDS program in August 1997 described below). See "Risk Factors-- Customer Delivery Requirements" and "Business--Backlog."

     On September 15, 1997, British Airways ("BA") notified the Company of its decision not to conduct a flight trial of B/E's MDDS interactive video system. BA ultimately selected a competitor's system for their in-flight entertainment equipment needs. As a result of BA's decision not to move forward with the interactive program, as of August 1997, the Company debooked approximately $155,000 of backlog related to the MDDS program. Although the Company has debooked the BA backlog, the Company is continuing to complete the development and testing of the MDDS product and has completed line fit certification of its MDDS System on Boeing 747-400 aircraft and delivered the first MDDS product to its launch customer, Japan Airlines, in April 1998. Subsequently, the Company delivered the second MDDS product to Japan Airlines in June 1998. See "Business--Products and Services."

Liquidity and Capital Resources

     The Company's liquidity requirements consist of working capital needs, ongoing capital expenditures and scheduled payments of interest on its indebtedness. B/E's primary requirements for working capital have been directly related to increased accounts receivable and inventory levels as a result of revenue growth. B/E's working capital was $182,464 as of August 29, 1998, as compared to $262,504 as of February 28, 1998.

     At August 29, 1998, the Company's cash and cash equivalents were $29,203, as compared to $164,685 at February 28, 1998. Cash provided from operating activities was $11,785 for the six months ended August 29, 1998. The primary source of cash during the six months ended August 29, 1998 was the net loss of ($59,370) offset by non-cash charges for in-process research and development, depreciation, amortization and acquisition-related expenses of $97,467, decreases in accounts receivable of $6,163 and increases in accrued and other liabilities of $13,090, offset by a use of cash of $46,550 related to increases in inventories and other current assets. The primary use of cash during the six-month period was $209,636 for the acquisition of PBASCO, AMP and SMR.

     The Company's capital expenditures were $20,210 and $11,656 during the six months ended August 29, 1998 and August 30, 1997, respectively. The increase in capital expenditures was primarily attributable to (i) the development of a new management information system to replace the Company's existing systems, many of which were inherited in acquisitions, and (ii) expenditures for plant modernization. The management information system is expected to be installed over 18 months and will be year 2000 compliant. The Company anticipates ongoing annual capital expenditures of approximately $35,000 for the next several years to be in line with the expanded growth in business and the recent acquisitions.

     The Bank Credit Facility consists of a $100,000 revolving credit facility and an acquisition facility of up to $100,000. An interim revolving credit commitment of $120,000 available for the irrevocable letter of credit in connection with the SMR acquisition, which was added in August 1998, was returned to The Chase Manhattan Bank and canceled on November 2, 1998 when the SMR Shares were repurchased. The revolving credit facility expires in April 2004 and the acquisition facility is amortizable over five years beginning in April 1999.

     The Bank Credit Facility is collateralized by the Company's accounts receivable, inventories and by substantially all of its other personal property. The Bank Credit Facility contains customary affirmative covenants, negative covenants and conditions of borrowing, all of which were met by the Company as of August 29, 1998. At August 29, 1998, indebtedness under the existing Bank Credit Facility consisted of letters of credit aggregating approximately $124,000 and outstanding borrowings under the revolving and acquisition credit facilities aggregating $121,000 bearing interest at LIBOR plus 1.50%. Since August 29, 1998, the Company has borrowed an additional $40.0 million under the revolving credit facility related to certain acquisitions and related costs, repaid approximately $75.0 million of outstanding borrowings with the proceeds from the sale of the 9 1/2% Notes (as described below) and canceled the irrevocable letter of credit in connection with the SMR acquisition of $120.0 million. See "The Company -- Other Recent Developments."

     In February 1998, the Company sold $250,000 of 8% Senior Subordinated Notes due 2008 (the "8% Notes"). In conjunction with the sale of the 8% Notes, the Company initiated a tender offer for the $125,000 of 9 3/4% Senior Notes due 2003 (the "9 3/4% Notes"). The net proceeds from the offering of approximately $240,419 were used (i) for the tender offer (which expired on February 25, 1998) in which approximately $101,800 of the 9 3/4% Notes were retired, (ii) to call the remaining 9 3/4% Notes on March 16, 1998, and (iii) together with the proceeds from the Bank Credit Facility, to fund the acquisitions of PBASCO and AMP.

     On November 2, 1998, the Company sold the 9 1/2% Notes in a private offering. The net proceeds less estimated debt issue costs received by the Company from the sale of the 9 1/2 Notes were approximately $193,700. The Company used approximately $118,000 of the net proceeds from the Offering, to repurchase the SMR Shares. The remainder of the net proceeds were used for the repayment of approximately $75,000 of outstanding borrowings under the Company's bank credit facilities. See "The Company -- Other Recent Developments."

     Long-term debt principally consists of the Bank Credit Facility, the 9 7/8% Notes, the 8% Notes and the 9 1/2% Notes. The 9 7/8% Notes, 8% Notes and 9 1/2% Notes mature on February 1, 2006, March 1, 2008 and November 1, 2008, respectively.

     The Company believes that the cash flow from operations and availability under the Bank Credit Facility will provide adequate funds for its working capital needs, planned capital expenditures and debt service requirements through the term of the Bank Credit Facility. The Company believes that it will be able to refinance the Bank Credit Facility prior to its termination, although there can be no assurance that it will be able to do so. The Company's ability to fund its operations, make planned capital expenditures, make scheduled payments and refinance its indebtedness depends on its future operating performance and cash flow, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control.

Deferred Tax Assets

     The Company has established a valuation allowance related to the utilization of its deferred tax assets because of uncertainties that preclude it from determining that it is more likely than not that it will be able to generate taxable income to realize such asset during the operating loss carryforward period, which expires in 2012. Such uncertainties include recent cumulative losses by the Company, the highly cyclical nature of the industry in which it operates, economic conditions in Asia which is impacting the airframe manufacturers and the airlines, the Company's high degree of financial leverage and risks associated with the integration of acquisitions. The Company monitors these as well as other positive and negative factors that may arise in the future, as it assesses the necessity for a valuation allowance for its deferred tax assets.

Year 2000 Costs

     The "Year 2000" issue is the result of computer programs using two digits rather than four to define the applicable year. Because of this programming convention, software, hardware or firmware may recognize a date using "00" as the year 1900 rather than the year 2000. Use of non-Year 2000 compliant programs could result in system failures, miscalculations or errors causing disruptions of operations or other business problems, including, among others, a temporary inability to process transactions and invoices or engage in similar normal business activities.

     B/E Technology Initiatives Program. The Company has experienced substantial growth as a result of having completed 15 acquisitions since 1989. Essentially all of the acquired businesses were operating on separate information systems, using different hardware and software platforms. In fiscal 1997, the Company undertook to examine its systems, both pre-existing and acquired, for Year 2000 compliance with a view to replacing non-compliant systems and creating an integrated Year 2000 compliant system. In addition, the Company has undertaken a comprehensive program to address the Year 2000 issue with respect to the following non-system areas: (i) network switching, (ii) the Company's non-information technology systems (such as buildings, plant, equipment and other infrastructure systems that may contain embedded microcontroller technology and (iii) the status of major vendors, third party network service providers and other material service providers (insofar as they relate to the Company's business). As explained below, the Company's efforts to assess its systems as well as non-system areas related to Year 2000 compliance involve (i) a wide-ranging assessment of the Year 2000 problems that may affect the Company,
(ii) the development of remedies to address the problems discovered in the assessment phase and (iii) testing of the remedies.

     Assessment Phase. The Company has identified substantially all of its major hardware and software platforms in use as well as the relevant non-system areas described above. The Company has determined its systems requirements on a company-wide basis and has begun the implementation of an enterprise resource planning (ERP) system, which is intended to be a single system data base onto which all the Company's individual systems will be migrated. In relation thereto, the Company has signed contracts with substantially all of its significant hardware, software and other equipment vendors and third party network service providers related to Year 2000 compliance.

     Remediation and Testing Phase. In implementing the ERP system, the Company undertook, and has completed, a remediation and testing phase of all internal systems, LAN's, WAN's and PBX's. These phases were intended to address potential Year 2000 problems of the ERP system in relation to both information technology and non-information technology systems and then to demonstrate that the ERP software was Year 2000 compliant. ERP system software was selected and applications implemented by a team of internal users, outside system integrator specialists and ERP application experts. The ERP system was tested between June 1997 to 1998 by this team of experts. To date, four locations have been fully implemented on the ERP system. This company-wide solution is being deployed to all other B/E sites in a manner that is designed to meet full implementation for all non-Year 2000 compliant sites by the year 2000.

         Program to Assess and Monitor Progress of Third Parties. As noted above, B/E has also undertaken an action plan to assess and monitor the progress of third party vendors in resolving Year 2000 issues. To date, the Company has
(i) obtained guidance from outside counsel to ensure legal compliance, (ii) Generated correspondence to each of its third party vendors to assess the Y2K readiness of these vendors, (iii) contracted a `Vendor Y2K' fully automated tracking program to track all correspondence to/from vendors, to track timely responses via an automatic computer generated `trigger', to provide an electronic folder for easy reference and retention and to specifically track internally identified `critical' vendors. The Company is also currently in the midst of developing an internal consolidated data base of the Company's vendors. Future actions that the Company expects to take in connection with the monitoring of its third party vendors include a target mailing of correspondence to vendors scheduled for mid-January 1999. Replies from these vendors will be requested to be returned within 20 days. The Company intends to continue follow up with any vendors who indicate any material problems in their replies. The Company believes that the majority of the required compliance and clean-up with respect to these vendors will be completed by the end of the first quarter of 1999.

     Contingency Plans. The Company has begun to analyze contingency plans to handle worst case Year 2000 scenarios that the Company believes reasonably could occur and, if necessary, intends to develop a timetable for completing such contingency plans.

     Costs Related to the Year 2000 Issue. To date, the Company has incurred approximately $17,000 in costs related to the implementation of the ERP system. The Company currently estimates the total ERP implementation will cost approximately $30,000 and a portion of the costs have and will be capitalized to the extent permitted under generally accepted accounting principles. The Company expects that it will incur approximately $6,000 related to this program during the remainder of calendar 1998 and an additional $7,000 during calendar 1999.

     Risks Related to the Year 2000 Issue. Although the Company's efforts to be Year 2000 compliant are intended to minimize the adverse effects of the Year 2000 issue on the Company's business and operations, the actual effects of the issue will not be known until 2000. Difficulties in implementing the ERP system or failure by the Company to fully implement the ERP system or the failure of its major vendors, third party network service providers, and other material service providers and customers to adequately address their respective Year 2000 issues in a timely manner would have a material adverse effect on the Company's business, results of operations, and financial condition. The Company's capital requirements may differ materially from the foregoing estimate as a result of regulatory, technological and competitive developments (including market developments and new opportunities) in the Company's industry. See "Risk Factors--Risks Associated with the Year 2000 Issue."

Industry Conditions

     The Company's principal customers are the world's commercial airlines. As a result, the Company's business is directly dependent upon the conditions in the highly cyclical and competitive commercial airline industry. In the late 1980s and early 1990s the world airline industry suffered a severe downturn, which resulted in record losses and several air carriers seeking protection under bankruptcy laws. As a consequence, during such period, airlines sought to conserve cash by reducing or deferring scheduled cabin interior refurbishment and upgrade programs and delaying purchases of new aircraft. This led to a significant contraction in the commercial aircraft cabin interior products industry and a decline in the

Company's business and profitability. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during calendar years 1995 through 1997. This financial turnaround has, in part, been driven by record load factors, rising fare prices and declining fuel costs. The airlines have substantially restored their balance sheets through cash generated from operations and debt and equity placements. As a result, the levels of airline spending on refurbishment and new aircraft purchases have expanded. However, due to the volatility of the airline industry and the current general economic and financial turbulence, there can be no assurance that the profitability of the airline industry will continue or that the airlines will maintain or increase expenditures on cabin interior products for refurbishments or new aircraft.

     In addition, the airline industry is undergoing a process of consolidation and significantly increased competition. Such consolidation could result in a reduction in future aircraft orders as overlapping routes are eliminated and airlines seek greater economics through higher aircraft utilization. Increased airline competition may also result in airlines seeking to reduce costs by producing greater price competition from airline cabin interior products manufacturers, thereby adversely affecting the Company's revenues and margins.

     Recently, turbulence in the financial and currency markets of many Asian countries has led to uncertainty with respect to the economic outlook for these countries. Of the Company's $700,000 of backlog at August 29, 1998, approximately $302,000 is deliverable by the end of fiscal 1999. Of the total backlog at August 29, 1998, the Company had $34,000 with Asian carriers deliverable in fiscal 1999 and a further $107,000 deliverable in subsequent fiscal years. Of such Asian carrier backlog, approximately $35,000 is with Japan Airlines, Singapore Airlines and Cathay Pacific. Although not all carriers have been affected by the current economic events in the Pacific Rim, certain carriers could cancel or defer their existing orders and future orders from airlines in these countries may be adversely affected. In addition, Boeing has recently announced that in light of the recent economic conditions in Asia, it will be scaling back production of several commercial jet lines over the next several years. See "Risk Factors--Dependence upon Conditions in the Airline Industry" and "Business--Industry Overview."

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, and incorporated by reference herein, including statements regarding the business strategy of the Company, the Company's expected internal growth, potential strategic acquisitions, the products which the Company expects to offer, implementation of the Company's Year 2000 readiness program, anticipated development and marketing expenditures and regulatory reform, effects of the conversion by certain EU member states to the "euro," the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company, and other statements contained herein, and incorporated by reference herein, regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). In addition, when used in this Prospectus and elsewhere, the words "believe," "anticipate," "expect," intend" and similar expressions are intended to identify forward-looking statements. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the factors set forth in "Risk Factors," as well as future events that have the effect of reducing the Company's operating income and available cash balances, such as unexpected operating losses, delays in the integration of the Company's acquired businesses, delivery of the Company's MDDS interactive video system, delays in the implementation of the Company's Year 2000 readiness program, customer delivery requirements, new or expected refurbishments or cash expenditures related to possible future acquisitions.

                                    BUSINESS

Introduction

     B/E is the world's largest manufacturer of commercial and general aviation aircraft cabin interior products, serving virtually all major airlines and a wide variety of general aviation customers and airframe manufacturers. Management believes that the Company has achieved leading global market positions in each of its major product categories, which include aircraft seats, food and beverage preparation and storage equipment, galley and other interior structures, oxygen delivery systems, lighting systems and in-flight entertainment systems. In addition, B/E provides design, integration, installation and certification services, offering its customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft passenger cabin interiors and to manufacture related products, including engineering kits and interface components. B/E also provides upgrade, maintenance and repair services for its airline customers around the world. In fiscal 1998, approximately 92% and 8%, respectively, of the Company's total revenues were derived from major airlines and airframe manufacturers. Approximately 61% of B/E's revenues for fiscal 1998 were derived from refurbishment and upgrade orders.

     B/E is the largest manufacturer of airline seats in the world, offering an extensive line of first class, business class, tourist class and commuter seats and a complete line of general aviation seating products. The Company is also the world's largest manufacturer of galley equipment for both narrow- and wide-body aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers and refrigeration equipment. In addition, the Company manufactures a broad range of interior structures, including galleys, lavatories, sidewalls, credenzas, and closets. The Company is also a worldwide leader in the manufacture of oxygen delivery systems, passenger service units, air valves, lighting and switches, and is a major manufacturer of passenger entertainment and service systems, including individual passenger in-flight entertainment systems. The Company believes that in-flight entertainment systems, including the emerging live broadcast television market for domestic narrow-body aircraft, will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry.

     B/E has substantially expanded the size, scope and nature of its business as a result of a number of acquisitions. Since 1989, the Company has completed 15 acquisitions for an aggregate purchase price of approximately $680 million in order to increase its cabin interior product and service offerings, to expand its activities from the commercial to the general aviation market and to position B/E as the preferred global supplier to its customers. Acquisitions have also enabled the Company to reduce costs, principally through the integration of manufacturing facilities, and to leverage its established customer relationships by selling more products through its integrated sales force. The largest of the six transactions the Company has completed in fiscal 1999 was the acquisition of SMR, a leader in providing design, integration, installation and certification services for commercial aircraft passenger cabin interiors, for a total aggregate purchase price of approximately $141.5 million. Management believes that the acquisition of SMR complements the Company's cabin interior product manufacturing capabilities and positions B/E as the only company in the industry able to offer its customers the complete range of products and services required for major cabin interior reconfigurations and modifications, from the conceptualization and engineering design of new cabin interiors, to the supply of cabin interior products, through the management of the integration, final installation and certification processes.

Industry Overview

     The commercial and general aircraft cabin interior products industries encompass a broad range of products and services, including not only aircraft seating products, passenger entertainment and service systems, food and beverage preparation and storage systems, and oxygen delivery systems, but also lavatories, lighting systems, evacuation equipment, overhead bins, as well as a wide variety of engineering design, integration, installation and certification services and maintenance, upgrade and repair services. Management estimates that the industry had annual sales in excess of $1.7 billion during fiscal 1998.

     Historically, revenues in the airline cabin interior products industry have been derived from five sources: (i) retrofit programs in which airlines purchase new components to overhaul completely the interiors of aircraft already in service; (ii) refurbishment programs in which airlines purchase components and services to improve the appearance and functionality of certain cabin interior equipment;
(iii) new installation programs in which airlines purchase new equipment to outfit a newly delivered aircraft; (iv) spare parts; and (v) equipment to upgrade the functionality or appearance of the aircraft interior. The retrofit and refurbishment cycles for commercial aircraft cabin interior products differ by product category. Aircraft seating typically has a refurbishment cycle of one to two years and a retrofit cycle of seven to eight years, although during the last industry downturn, these periods tended to be extended. See "--Recent Industry Conditions." Galley structures and products are periodically upgraded or repaired, and require a continual flow of spare parts, but may be retrofitted only once or twice during the life of the aircraft.

     Historically, revenues in the general aviation cabin interior products industry have been derived from four sources: (i) retrofit and refurbishment programs in which the interior components of the aircraft are substantially overhauled to improve the appearance and functionality; (ii) new installation programs to outfit newly delivered aircraft; (iii) spare parts; and (iv) equipment to upgrade the functionality or appearance of the aircraft interior.

     The various product and service categories in which the Company currently participates include:

          Seating Products. This is the largest single product category in the industry and includes first class, business class, tourist class and commuter seats. Management estimates that the aggregate size of the worldwide aircraft seat market (including spare parts) during fiscal 1998 was in excess of $570 million. Approximately ten companies worldwide, including the Company, supply aircraft seats, although the Company (which has an approximately 50% market share) and three other competitors share approximately 90% of the market based on installed base as of August 29, 1998.

          Passenger Entertainment and Service Systems ("PESS"). This product category includes individual seat video systems, overhead video projection systems, audio distribution systems, passenger control units ("PCUs") and related wiring and harness assemblies and sophisticated interactive telecommunications and entertainment systems. Management estimates that the aggregate size of the worldwide PESS market was approximately $325 million during fiscal 1998. Industry sources expect the PESS market to increase substantially in the near term as individual passenger entertainment systems become standard in-flight entertainment equipment in first, business and tourist classes on wide-body aircraft and, with the further development of live broadcast television, many narrow-body aircraft. PESS products are currently supplied by approximately five companies worldwide. The Company has a market share of approximately 35% in individual passenger in-flight entertainment systems, based on installed base as of August 29, 1998.

          Interior Systems Products. This product category includes interior systems for both narrow-body and wide-body commercial aircraft and general aviation/VIP aircraft, including a wide selection of coffee and beverage makers, water boilers, ovens, liquid containers, air chillers, wine coolers and other refrigeration equipment, oxygen delivery systems, air valves, lighting and switches, and other interior systems components. The Company believes it is the only manufacturer with a complete line of interior systems products and the only supplier with the capability to fully integrate overhead passenger service units with either chemical or gaseous oxygen equipment.

          General Aviation and VIP Products. The Company entered this line of business with its acquisition of AMP in April 1998. By combining AMP's substantial presence in the general aviation and VIP aircraft cabin interior products industry with that of PBASCO and ALC, B/E has become the industry's leading manufacturer with a broad product line, including a complete line of executive aircraft seating products, flourescent lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. B/E has the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. B/E is the preferred supplier of seating products and fluorescent lighting systems of essentially every general aviation-airframe manufacturer.

          Engineering/Integration and Maintenance/Support Services. The Company entered the engineering design, integration, installation and certification services market through the acquisition of SMR in August 1998. The Company has also historically been an active participant in the growing market for upgrade, maintenance and repair services through its Services Group. Historically, the airlines have relied on the airframe manufacturers or in-house engineering resources to provide engineering design and integration services, as well as maintenance and repair services. As cabin interior configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Through the recent acquisition of SMR, the Company provides design, integration, installation and certification services for commercial aircraft passengers cabin interiors, offering its customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft passenger cabin interiors and to manufacture related products, including engineering kits and interface components. Through its Services Group, B/E also provides upgrade, maintenance and repair services for the products which it manufactures as well as for those supplied by other manufacturers.

          Through August 29, 1998, the Company operated primarily in the commercial aircraft cabin interior products segment of the commercial airlines supplier industry. Revenues for similar classes of products or services within this business segment for the six months ended August 30, 1997 and August 29, 1998 and for the fiscal years ended February 1996, 1997 and 1998 are presented below (dollars in millions):


                                                          Fiscal Year Ended                  Six Months Ended
                                            -----------------------------------------   -----------------------------
                                              Feb. 24,       Feb. 22,      Feb. 28,       August 30,      August 29,
                                                1996           1997          1998            1997            1998
                                                ----           ----          ----        ------------   -------------

Seating products   ........................ $        97    $       217    $       252    $       127    $       129
Interior systems products   ...............          79            101            126             66             80
Passenger entertainment and service
   systems.................................          33             52             81             26             44
Engineering/Integration and
   Services................................          23             42             29             15             19
General aviation and VIP products..........         --             --             --             --              24
                                            -----------    -----------    -----------    -----------    -----------
Total revenues     ........................ $       232    $       412    $       488    $       234    $       296
                                            ===========    ===========    ===========    ===========    ===========

Recent Industry Conditions

          The Company's principal customers are the world's commercial airlines. The airlines, particularly the U.S. carriers, incurred record losses during the three-year period ended December 31, 1993. The losses incurred during the downturn seriously impaired airline balance sheets and negatively influenced airline purchasing decisions with respect to both new aircraft and refurbishment programs. The domestic airlines in large part returned to profitable operations during calendar year 1994, and achieved record operating earnings during calendar years 1995 through 1997. During this period, the domestic airlines substantially restored their balance sheets through cash generated from operations and debt and equity placements. This improvement in the airlines' profitability and liquidity has, in turn, led to an increase in refurbishment and retrofit programs which, coupled with spares revenues, generated approximately 61% of the Company's revenues in fiscal 1998. Further, throughout calendar 1997, the aircraft manufacturers continued to experience a significant increase in new aircraft orders. Among those factors expected to affect the cabin interior products industry are the following:

          Large Existing Installed Base. According to the Current Market Outlook published by the Boeing Commercial Airplane Group in 1998 (the "Boeing Report"), the world commercial passenger aircraft fleet consisted of 10,845 aircraft as of the end of 1997, including 3,102 aircraft with fewer than 120 seats, 4,824 aircraft with between 120 and 240 seats and 2,919 aircraft with more than 240 seats. Based on such fleet numbers, management estimates that the total worldwide installed base of commercial and general aviation aircraft cabin interior products, valued at replacement prices, was approximately $13.7 billion at the end of 1997. This existing installed base will generate continued retrofit, refurbishment and spare parts revenue, particularly in light of the deterioration of existing interior cabin functionality and aesthetics resulting from the airlines' deferral of refurbishment programs in recent years.

          Expanding Worldwide Fleet. Worldwide air traffic has grown in every year since 1946 (except in 1990) and, according to the Boeing Report, is projected to grow at a compounded average rate of five percent per year over the next 10 years, increasing annual revenue passenger miles from approximately 1.7 trillion in 1997 to approximately 4.4 trillion by 2017 (according to the July 1998 Airline Monitor). Airlines have recently been purchasing a significant number of new aircraft due in part to the current high load factors and the projected growth in worldwide air travel. According to Airbus Industrie Global Market Forecast published in April 1998 (the "Airbus Industrie Report"), the worldwide installed seat base, which management considers to be a good indicator for potential growth in the aircraft cabin interior products industry, is expected to increase from approximately 1.7 million passenger seats at the end of 1997 to approximately 4.1 million passenger seats at the end of 2017. The expanding worldwide fleet will generate additional revenues from new installation programs, while the increase in the size of the installed base will generate additional and continual retrofit, refurbishment and spare parts revenue.

          Wide-body Aircraft Orders. Orders for wide-body, long-haul aircraft constitute an increasing share of total new airframe orders. According to the February 1998 Airline Monitor, the percentage of Boeing aircraft deliveries projected to be wide-body aircraft for 1998 through 2002 is 42%, as compared to 37% for the five-year period ended December 31, 1997. Wide-body aircraft currently carry up to three times the number of seats as narrow-body aircraft, and because of multiple classes of service, including large first class and business class configurations, the Company's average revenue per seat on wide-body aircraft is also higher. Aircraft crews on wide-body aircraft may make and serve between 300 and 900 meals and may brew and serve more than 2,000 cups of coffee on a single flight. As a result, wide-body aircraft require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, as well as products which are technically more sophisticated and typically more expensive. Further, individual passenger in-flight entertainment systems are installed principally on wide-body aircraft. Airlines are increasingly demanding such systems for long-haul flights to attract and retain customers, especially as the quality of in-flight entertainment has become a differentiating factor in passengers' airline selection decisions. Such systems also provide the airlines with the opportunity to increase revenues per passenger mile, without raising ticket prices, by charging individually for services used. For these reasons, management believes that in the future, interactive in-flight entertainment systems will be installed on essentially all wide-body aircraft and, with the further development of live broadcast in-flight television, many narrow-body planes.

          New Product Development. The commercial and general aircraft cabin interior products industries are engaged in intensive development and marketing efforts for a number of new products, including full electric "sleeper seats," convertible seats, interactive individual passenger entertainment systems, live broadcast television, crew masks, advanced telecommunications equipment, protective breathing equipment, oxygen generating systems and new galley equipment. Interactive video technology provides a passenger with a wide range of computer capabilities, which are designed to accept information generated by the passenger and communicate such information to the cabin crew for assisting passengers and crew with food service selection, the purchase of duty-free goods, information in connection with the arrival time, connecting flights, gate and other passenger information, as well as facilitate effective on-board inventory control and provide individual entertainment. Live TV(TM), a new product line being developed by a joint venture between the Company and Harris Corporation, will provide live broadcast television via satellite to passenger aircraft allowing passengers the capability to view up to 48 different channels of television service. New cabin interior products will generate new installation and retrofit revenues as well as service revenues from equipment maintenance, inspection and repair.

          Growing Services Markets. Historically, the airlines have relied on airframe manufacturers or their own in-house engineering resources to provide engineering, design, integration and installation services, as well as services related to repairing or replacing cabin interior products that have become damaged or otherwise non-functional. As cabin interior product configurations have become increasingly sophisticated and the airline industry increasingly competitive, the airlines have begun to outsource such services in order to increase productivity and reduce costs and overhead. Outsourced services include: (i) engineering design, integration, installation and certification services, which will entail providing the capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft and to manufacture related products, including engineering kits and interface components; and
          (ii) product upgrades (such as the installation of a telecommunications module or individual passenger entertainment unit in an aircraft seat not originally designed to accommodate such equipment), cabin interior product maintenance and inspection, as well as other repair services.

Competitive Strengths

          The Company believes that it has a strong competitive position attributable to a number of factors including the following:

          Leading Market Shares and Significant Installed Base. Management believes that the Company has achieved leading global market positions in each of its major product categories, with market shares, based upon industry sources, of approximately 50% in commercial aircraft seats, determined on the basis of installed base as of August 29, 1998, 60% in executive aircraft seats, 90% in coffee makers, 90% in refrigeration equipment, 90% in air valves, 50% in oxygen delivery systems, 50% in ovens, each based on dollar sales for the twelve months ended August 29, 1998, and 35% in individual-passenger in-flight entertainment systems, determined on the basis of installed base as of August 29, 1998. The Company believes these market shares provide it with significant competitive advantages in serving its customers, including economies of scale and the ability to commit greater product development, global product support and marketing resources. Furthermore, because of economies of scale, in part attributable to its large market shares and its approximate $4.7 billion installed base of cabin interior equipment (valued at replacement prices as of August 29, 1998), the Company believes it is among the lowest cost producers in the cabin interior products industry. The Company also believes that its large installed base provides B/E with a significant advantage over competitors in obtaining orders for retrofit and refurbishment programs, principally because airlines tend to purchase equipment from the original supplier. In addition, because of the need for compatible spare parts at airline maintenance depots and the desire of airlines to maximize fleet commonality, a single vendor is typically used for all aircraft of the same type operated by a particular airline.

          Combination of Manufacturing and Cabin Interior Design Services. The Company has continued to expand its products and services, believing that the airline industry increasingly will seek an integrated approach to the design, development, integration, installation, testing and sourcing of aircraft cabin interiors. The Company believes that it is the only manufacturer of a broad technologically-advanced line of cabin interior products with interior design capabilities. Based on its established reputation for quality, service and product innovation among the world's commercial airlines, the Company believes that it is well positioned to provide "one stop shopping" to these customers, thereby maximizing sales opportunities for the Company and increasing the convenience and value of the service provided to its customers.

          Technological Leadership/New Product Development. Management believes that the Company is a technological leader in its industry, with the largest R&D organization in the industry currently comprised of approximately 725 engineers. The Company believes that its R&D effort and its on-site engineers at both the airlines and airframe manufacturers enable B/E to play a leading role in developing and introducing innovative products to meet emerging industry trends and needs and thereby gain early entrant advantages and substantial market shares. Examples of such product development include: the introduction of several premium and main cabin class seats, which the Company believes provide greater comfort and are lighter in weight as a result of their ergonomic design and pre-engineered individual passenger comfort features; the Company's family of individual passenger distributed video systems, which it believes to be superior to existing operational systems in terms of performance, reliability, weight, heat generation and flexibility to adapt to changing technology; a cappuccino/espresso maker; a quick chill wine cooling system; and a constant-pressure, steam cooking oven, which the Company believes substantially improves the appearance, aroma and taste of airline food. The Company's two individual passenger distributed video systems are designed to meet the varying technological and price specifications of the airlines. The Company also has a new interactive entertainment system in the final development stage and a joint venture with Harris Corporation to develop and deliver live broadcast television (LiveTV(TM)) to domestic narrow body commercial aircraft.

          Proven Track Record of Acquisition Integration. The Company has demonstrated the ability to make strategic acquisitions and successfully integrate such acquired businesses by identifying opportunities to consolidate engineering, manufacturing and marketing activities, as well as rationalizing product lines. Between 1989 and January 1996, B/E acquired nine companies and has integrated the acquisitions by eliminating 11 operating facilities and consolidating personnel at the acquired businesses, resulting in headcount reductions of approximately 1,300 employees, through January 1998. B/E's integration activities, coupled with its re-engineering program, have positively impacted gross margins, which have increased from 33.0% to 36.7%, and operating margins (before non-recurring expenses), which have increased from 10.5% to 13.0%, during the five-year period ended February 28, 1998. During fiscal 1999, the Company acquired six additional companies, including ASI, PBASCO, AMP, ALC, SMR and CF Taylor, to broaden its product lines, to expand its activities from the commercial to the general aviation market and to position B/E as the preferred global supplier to its customers. The aggregate purchase price of all acquisitions made by B/E since 1989 is approximately $680 million. While the Company will continue to be susceptible to industry-wide conditions, management believes that the Company's significantly more diversified product line and revenue base achieved through acquisitions has reduced its exposure to demand fluctuations in any one product area.

Growth Opportunities

          B/E believes that it has benefitted from four major growth trends in the aerospace industry.

          Increase in Refurbishment and Upgrade Orders. B/E's substantial installed base provides significant ongoing revenues from replacements, upgrades, repairs and the sale of spare parts. Approximately 61% of B/E's revenues for the year ended February 28, 1998 were derived from refurbishment and upgrade orders. In the late 1980s and early 1990s, the airline industry suffered a significant downturn, which resulted in a deferral of cabin interior maintenance expenditures. Since early 1994, the airlines have experienced a turnaround in operating results, leading the domestic airline industry to record operating earnings during calendar years 1995 through 1997. Deterioration of cabin interior product functionality and aesthetics occurred within the commercial airline fleets during the industry downturn because of maintenance deferrals. Since the turnaround began, the airlines have experienced greater utilization resulting from higher load factors, which has encouraged airlines to increase spending on refurbishments and upgrades. The Company believes that it is well positioned to benefit over the next several years as a result of the airlines' dramatically improved financial condition and liquidity and the need to refurbish and upgrade cabin interiors. A significant portion of the Company's recent growth in backlog, revenues and operating earnings has been from refurbishment and upgrade programs, and the Company has been experiencing a high level of new order quote activity related to such programs.

          Expansion of Worldwide Fleet and Shift Toward Wide-Body Aircraft. Airlines have been purchasing a significant number of new aircraft in part due to current high load factors and the projected growth in worldwide air travel. According to the Boeing Report, worldwide air travel growth is projected to average 5% per year over the next 10 years and the worldwide fleet of commercial passenger aircraft is projected to expand from approximately 10,845 at the end of 1997 to approximately 15,900 by the end of 2007 and to more than 23,500 by the end of 2017. Related growth in aircraft interior product shipments associated with new aircraft deliveries began during calendar 1996. The Company generally receives orders related to new aircraft deliveries approximately six months before the delivery date. Furthermore, according to the February 1998 Airline Monitor, the percentage of new Boeing aircraft deliveries projected to be wide-body aircraft for 1998 through 2002 is 42% as compared to 37% for the five-year period ended December 31, 1997. This shift toward wide-body aircraft is significant to the Company since these aircraft require as much as seven times the dollar value of cabin interior products as narrow-body aircraft, including substantially more seats, galley equipment and in-flight entertainment products. See "Risk Factors--Dependence upon Conditions in the Airline Industry."

          General Aviation and VIP Aircraft Fleet Expansion and Related Retrofit Opportunities. General aviation and VIP airframe manufacturers are experiencing a surge in new aircraft deliveries similar to that occurring in the commercial aircraft industry. According to industry sources, executive aircraft deliveries amounted to 241 units in calendar 1996 and were approximately 348 in calendar 1997. Industry sources indicate that executive aircraft deliveries are expected to be approximately 450 in calendar 1998 and should reach 545 per year by the year 2000. Several new aircraft models, including the Visionaire Vantage, Cessna Citation Excel, the Boeing Business Jet, Global Express and Airbus Business Jet, have been or are expected to be introduced over the next several years. Advances in engine technology and avionics and emergence of fractional ownership of executive aircraft are all important growth factors. In addition, the general aviation and VIP aircraft fleet consists of approximately 10,000 aircraft with an average age of approximately 15 years. As aircraft age or ownership changes, operators retrofit and upgrade the cabin interior, including seats, sofas and tables, sidewalls, headliners, structures such as closets, lavatories and galleys, and related equipment including lighting and oxygen delivery systems. The installed value of a new interior can range from $1 million for smaller models to up to $7 million for a long haul aircraft. In addition, operators generally reupholster or replace seats every five to seven years. Management believes the Company is well positioned to benefit from the retrofit opportunities due to (i) the 15-year average age of the executive jet fleet; (ii) operators who have historically reupholstered their seats are now more inclined to replace these seats with lighter weight, more modern and 16G-compliant seating models; and
          (iii) the belief that the Company is the only manufacturer with the capability for cabin interior design services, a broad product line for essentially all cabin interior products and program management services, for true "one-stop shopping."

          Emergence of Individual Passenger In-flight Entertainment Systems as a Major New Product Category. Airlines increasingly are demanding individual passenger in-flight entertainment systems as a method to attract and retain customers, as the availability of such service affects passengers' decisions on airline selection. These systems also provide the airlines with the opportunity to generate increased revenues, without raising ticket prices, by charging passengers for the services used. In June 1997, the Company announced a joint venture with Harris Corporation to develop and deliver live broadcast television (LiveTV(TM)) to domestic narrow-body commercial aircraft. The Company expects that in-flight entertainment systems, including the new technology designed to deliver live broadcast television on domestic narrow-body aircraft, will be one of the fastest growing and among the largest product categories in the commercial aircraft cabin interior products industry. The Company has developed a number of individual in-flight entertainment systems that are designed to meet the varying technological and price specifications of the airlines. The Company's two current systems are (i) the B/E 2000, with an installed base of approximately 21,000 units, which is a system that provides non-interactive video programming and (ii) the B/E 2000M, with an installed base of approximately 11,000 units, which offers similar functionality to the B/E 2000 but can be upgraded to the Company's Multimedia Digital Distribution System ("MDDS") product. The MDDS product is a fully interactive entertainment system with the capacity to provide movies on demand, telecommunications, gaming and other services. The Company has completed the initial development and testing of the MDDS product and delivered the first MDDS product to its launch customer, Japan Airlines ("JAL"), in April 1998. Subsequently, the Company also completed the engineering necessary to enable installation of the MDDS as a line fit option on Boeing aircraft in 1998. As of August 29, 1998, B/E had an in-flight entertainment systems backlog of approximately $86 million.

          Recently, Rockwell Collins has entered the in-flight entertainment industry by purchasing Hughes Avicom, and in doing so has changed the competitive landscape for this line of business. The Company has evaluated the impact of the changing market conditions, and has determined that the long term success of this line of business may be enhanced by teaming with a partner with substantial economic and technology resources. In connection therewith, the Company may monetize a portion, or if no suitable partner can be found, all of its investment in its in-flight entertainment business.

Business Strategy

          The Company's business strategy is to maintain its leadership position and best serve its customers by (i) offering the broadest and most integrated product lines and services in the industry, including not only new product and follow-on product sales, but also design, integration, installation and certification services as well as maintenance, upgrade and repair services; (ii) pursuing a worldwide marketing approach focused by airline and general aviation airframe manufacturer and encompassing the Company's entire product line; (iii) pursuing the highest level of quality in every facet of its operations, from the factory floor to customer support; (iv) remaining the technological leader in its industry, as well as significantly growing its installed base of products in the developing in-flight individual passenger entertainment market; (v) enhancing its position in the growing upgrade, maintenance, inspection and repair services market; and (vi) pursuing selective strategic acquisitions in the commercial aircraft and general aviation cabin interior products industries.

Products and Services

Seating Products

          The Company is the world's leading manufacturer of aircraft seats, offering a wide selection of first class, business class, tourist class and commuter seats. A typical seat manufactured and sold by the Company includes the seat frame, cushions, armrests and tray table, together with a variety of optional features such as in-flight entertainment systems, oxygen masks and telephones. The Company estimates that as of August 29, 1998 the Company had an aggregate installed base of more than 1,000,000 aircraft seats, valued at replacement prices of approximately $2.1 billion.

          Tourist Class. The Company is the leading worldwide manufacturer of tourist class seats. B/E has designed tourist class seats which incorporate features not previously utilized in that class, such as top-mounted passenger control units, footrests and improved oxygen systems.

          First and Business Classes. Based upon major airlines program selection and orders on hand, the Company is the leading worldwide manufacturer of premium-class seats. First class and business class seats are generally larger, heavier and more complicated in design, and are substantially more expensive than tourist class aircraft seats. The Company's first class seats and certain of its business class seats are equipped with articulating bottom cushion suspension systems, sophisticated hydraulic leg-rests, lumbar massage devices, adjustable thigh support cushions, reading lights, adjustable head and neck supports and large tables.

          Convertible Seats. The Company has developed two types of seats which can be converted from tourist class triple- row seats to business class double-row seats with minimal conversion complexity. Convertible seats allow airline customers to optimize the ratio of business class to tourist class seats for a given aircraft configuration.

          Commuter Seats. The Company is the leading manufacturer of commuter seats in both the U.S. and worldwide markets. The Company's Silhouette(TM) Composite commuter seats are similar to commercial jet seats in comfort and performance but are lightweight and require minimal maintenance.

          Spares. Aircraft seats are exposed to significant stress in the course of normal passenger activity, and certain seat parts are particularly susceptible to damage from continued use. As a result, a significant market exists for spare parts.

Passenger Entertainment and Service Systems ("PESS")

          Management estimates that the Company has the largest installed base of PESS products in the world, which as of August 29, 1998, valued at replacement prices, is approximately $470 million. The Company has the leading share of the market for passenger control units ("PCUs") and related wiring and harness assemblies, and has developed products aimed at other portions of the PESS market, including individual seat video systems, advanced multiplexer and hard-wired distribution systems and other products. The Company believes that it is a market leader in individual passenger in-flight entertainment systems and that this product category will be the fastest growing, and among the largest, product categories in the commercial aircraft cabin interior products industry in the future.

          Individual Passenger Entertainment. The Company has developed a number of in-flight entertainment systems that are designed to meet the technological and price specifications of the airlines:

          B/E 2000. The B/E 2000, introduced in 1992, is one of the Company's first-generation individual in-flight video systems and offers centralized electronic distribution of a limited range of programming. Since its introduction, the Company has installed approximately 21,000 units of the B/E 2000 and earlier generation individual passenger video systems with 10 airlines.

          MDDS Family. The Company has developed a family of next-generation, individual passenger in-flight entertainment products, which includes the 2000M and the MDDS:

              o B/E 2000M -- The B/E 2000M is an in-flight entertainment system that offers similar functionality to the 2000 but can be upgraded to the Company's fully interactive MDDS. Since its introduction in 1994, the Company has installed approximately 11,000 units.

              o MDDS -- B/E's MDDS is a state-of-the-art, fully interactive individual passenger in-flight entertainment system which has the capacity to offer numerous movies on demand, telecommunications, gaming, Nintendo(TM), Sega(TM) and PC-based games, in-flight shopping and, in the future, live television, among other services. The Company has completed the initial development and testing of the MDDS product and delivered the first MDDS product to its launch customer, JAL, in April 1998. The Company also completed the engineering necessary to enable installation of the MDDS as a line fit option on Boeing aircraft in conjunction with the JAL delivery.

          LiveTV(TM). In June 1997, the Company announced a joint venture with Harris Corporation to develop and market a system which will allow airline passengers to receive in-flight, live broadcast television aboard narrow-body commercial aircraft at each individual passenger seat. The Company controls a 51 percent voting interest in the joint venture. Under the joint venture agreement, B/E will provide its individual-seat video distribution system as its part of the overall LiveTV(TM) reception system, while Harris Corporation will provide the specialized aircraft antenna and receiver system to enable in-the-air reception. The Company expects to be in a position to commence deliveries to a launch customer for LiveTV(TM) sometime in 1999.

          PCUs, Wiring and Harness Assemblies. The Company's PCU product line is the broadest in the industry, including over 300 different designs which are functionally similar but differ widely due to the style preferences and technical requirements of the various airlines. Wiring and harness assemblies (which stabilize installed wiring) are sold as a package with PCUs and vary as widely as PCU types.

          Distribution Systems. The Company has manufactured hard-wired audio (since 1963) and video distribution systems (since 1992) and is currently the principal supplier of such systems to the airline industry. The Company also offers frequency division multiplex distribution systems, which deliver substantially improved audio performance compared to competitors' multiplex systems.

Interior Systems Products

          The Company is the world's largest manufacturer of interior systems products for both narrow and wide-body aircraft, offering a wide selection of structures, coffee and beverage makers, water boilers, ovens, liquid containers, refrigeration equipment, oxygen delivery systems, passenger service units, air valves, lighting and switches, and a variety of other interior components. Management estimates that as of August 29, 1998 the Company has an aggregate installed base of such equipment, valued at replacement prices, of approximately $1.5 billion.

          Coffee Makers. The Company is the leading manufacturer of aircraft coffee makers, with the Company's equipment currently installed in virtually every type of aircraft for almost every major airline. The Company manufactures a broad line of coffee makers, coffee warmers and water boilers including the Flash Brew Coffee Maker, with the capability to brew 54 ounces of coffee in one minute, a Combi(TM) unit which will both brew coffee and boil water for tea while utilizing 25% less electrical power than traditional 5,000 watt water boilers, and a recently introduced cappuccino/espresso maker.

          Ovens. The Company is the leading supplier of a broad line of specialized ovens, including high-heat efficiency ovens, high-heat convection ovens, and warming ovens. The Company's newest offering, the DS-2000 Steam Oven, represents a new method of preparing food in-flight by maintaining constant temperature and moisture in the food. It addresses the airlines' need to provide a wider range of foods than can be prepared by convection ovens.

          Refrigeration Equipment. The Company is the worldwide industry leader in the design, manufacture, and supply of commercial aircraft refrigeration equipment. The Company recently introduced a self-contained wine and beverage chiller, the first unit specifically designed to rapidly chill wine and beverages on board an aircraft.

          Galley Structures. Galley structures are generally custom designed to accommodate the unique product specifications and features required by a particular carrier. Galley structures require intensive design and engineering work and are among the most sophisticated and expensive of the aircraft's cabin interior products. The Company provides a variety of galley structures, closets and class dividers, emphasizing sophisticated and higher value-added galleys for wide-body aircraft.

          Oxygen Delivery System. The Company is a leading manufacturer of oxygen delivery systems, passenger service units, air valves, lighting and switches for both commercial and general aviation aircraft. B/E is the only manufacturer with the capability to fully integrate its own manufactured components with overhead passenger service units with either chemical or gaseous oxygen equipment. The Company's oxygen and passenger service unit equipment has been approved for use on all Boeing and Airbus aircraft and is also found on essentially all general aviation and VIP aircraft.

General Aviation

           The Company entered the market for general aviation and VIP aircraft products with its acquisition of AMP in April 1998. By combining AMP's substantial presence in the general aviation and VIP aircraft cabin interior products industry with that of PBASCO and ALC, B/E is now the leading manufacturer of a broad product line including a complete line of executive aircraft seating products, flourescent lighting, air valves and oxygen delivery systems as well as sidewalls, bulkheads, credenzas, closets, galley structures, lavatories, tables and sofas. B/E has the capability to provide complete interior packages, including all design services, all interior components and program management services for executive aircraft interiors. B/E is the preferred supplier of seating products and flourescent lighting systems at essentially every general aviation airframe manufacturer.

Services and Specialty Products

          The Company is an active participant in the growing services and custom products markets. Management believes that the Company's broad and integrated product line and close relationships with its airline and leasing customers position the Company to become a leading service provider in this market. Most participants in this market are small, and management believes that the Company is the only major product manufacturer in the industry currently participating in this market.

          Engineering Design, Integration, Installation and Certification Services. Through the acquisition of SMR in August 1998, B/E is a leader in providing engineering design, integration, installation and certification services for commercial aircraft passenger cabin interiors, offering its customers in-house capabilities to design, project manage, integrate, test and certify reconfigurations and modifications for commercial aircraft and to manufacture related products, including engineering kits and interface components. The Company provides a broad range of interior reconfiguration services which allow airlines to change the size of certain classes of service, modify and upgrade the seating, install telecommunications or entertainment options, relocate galleys, lavatories, and overhead bins, and install crew rest compartments. B/E is also a leading supplier of structural design and integration services, including airframe modifications for passenger-to-freighter conversions.

          Upgrade, Maintenance and Repair Services. The Company provides a comprehensive range of services for cabin interior products on board aircraft either between flights or on an overnight basis, or at one or more of eight service centers in the worldwide service network. The spectrum of services includes systems check and components repair, parts inventory and management, refurbishment of seating products, on board surveys regarding status and product installations, as well as data support functions such as loading and updating of in-flight systems entertainment software, direct satellite broadcast systems support and systems integration.

          Specialty Products. The Company manufacturers several specialty products for the commercial airline industry including crew rest compartments, flight attendant seats, observer seats, and custom products in the passenger seating area, as well as fire/smoke barriers and cargo nets. The Company maintains a staff of engineers to design and certify various modules and kits to accommodate individual passenger video and telecommunications modules in seat backs and center consoles which were originally not designed for such applications. The Company believes it is able to provide products for unique applications more rapidly than original manufacturers.

Research, Development and Engineering

          The Company works closely with commercial airlines to improve existing products and identify customers' emerging needs. B/E's expenditures in research, development and engineering totaled $24.7 million, $45.7 million, and $37.1 million for the six months ended August 29, 1998 and for the fiscal years ended February 28, 1998, and February 22, 1997, respectively. The increase in expenses during fiscal 1998 is the result of the substantial completion of the Boeing Line Fit certification activities for MDDS and ongoing product development activity in the seating and galley products groups. B/E currently employs approximately 725 professionals in the engineering and product development areas. As part of its engineering design, integration, installation and certification services business acquired in August 1998, the Company added approximately 105 engineers. The Company believes that it has the largest engineering organization in the cabin interior products industry, with not only software, electronic, electrical and mechanical design skills but also substantial expertise in materials composition and custom cabin interior layout design.

Marketing and Customers

          The Company markets and sells its products directly to virtually all of the world's major airlines and commercial and general aviation aircraft manufacturers. The Company markets its general aviation products directly to all of the world's general aviation air frame manufacturers, modification centers and operators. B/E has a sales and marketing organization of 138 persons, along with 48 independent sales representatives. B/E's sales to non-U.S. airlines were $137.0 million, $232.7 million, and $203.4 million for the six months ended August 29, 1998 and for the fiscal years ended February 28, 1998 and February 22, 1997, respectively, or approximately 46%, 48% and 49%, respectively, of net sales during such periods.

          Airlines select manufacturers of cabin interior products primarily on the basis of custom design capabilities, product quality and performance, on time delivery, after-sales service and price. B/E believes that its large installed base, its timely responsiveness in connection with the custom design, manufacture, delivery and after-sales service of its products and its broad product line and stringent customer and regulatory requirements all present barriers to entry for potential new competitors in the cabin interior products market.

          The Company believes that its integrated worldwide marketing approach, focused by airline and encompassing the Company's entire product line, is preferred by airlines. Led by a B/E senior executive, teams representing each product line serve designated airlines which together accounted for approximately 67% of the purchases of products manufactured by B/E during fiscal 1998. These airline customer teams have developed customer specific strategies to meet each airline's product and service needs. The Company also staffs "on-site" customer engineers at major airlines and airframe manufacturers to represent its entire product line and work closely with the customers to develop specifications for each successive generation of products required by the airlines. These engineers help customers integrate the wide range of cabin interior products and assist in obtaining the applicable regulatory certification for each particular product or cabin configuration. Through its on-site customer engineers, the Company expects to be able to more efficiently design and integrate products which address the requirements of its customers. The Company provides program management services, integrating all on-board cabin interior equipment and systems, including installation and FAA certification, allowing airlines to substantially reduce costs. The Company believes that it is one of the only suppliers in the commercial aircraft cabin interior products industry with the size, resources, breadth of product line and global product support capability to operate in this manner.

          The Company markets its general aviation products directly to all of the world's general aviation airframe manufacturers, modification centers and operators.

          During the latter part of fiscal 1997, the Company initiated a program management discipline under which a program manager is assigned for each significant contract. The program manager is responsible for all aspects of the specific contract, including management of change orders and negotiation of related non-recurring engineering charges, monitoring the progress of the contract through its scheduled delivery dates, and overall profitability associated with the contract. The Company believes that it and its customers derive substantial benefit from its program management approach, including better on-time delivery and higher service levels. The Company also believes its program management approach results in better customer satisfaction and higher profitability over the life of the contract.

          During the six months ended August 29, 1998 and for the fiscal year ended February 28, 1998, one customer accounted for approximately 17% and 18%, respectively, of the Company's total revenues, and no other customer accounted for more than 10% of such revenues. There were no major customers in fiscal 1997 or 1996. Because of differing schedules of various airlines for purchases of new aircraft and for retrofit and refurbishment of existing aircraft, the portion of the Company's revenues attributable to particular airlines varies from year to year.

Backlog

          Management estimates that B/E's backlog at August 29, 1998 was approximately $700 million, approximately 57% of which management believes to be deliverable in the 12 months following August 29, 1998, compared with a backlog of $560 million and $420 million on February 28, 1998 and February 22, 1997, respectively (as adjusted to exclude certain backlog which was debooked in August 1997). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Bookings and Backlog Information."

Customer Service

          The Company believes that it provides the highest level of customer service and product support available in the commercial aircraft cabin interior products industry and that such service is a critical factor in the Company's success. The key elements of such service include (i) rapid response to requests for engineering designs, proposal requests and technical specifications; (ii) flexibility with respect to customized features; (iii) on-time delivery; (iv) immediate availability of spare parts for a broad range of products; and (v) prompt attention to customer problems, including onsite customer training. Customer service is particularly important to airlines due to the high cost to the airlines of late delivery, malfunctions and other problems.

Warranty and Product Liability

          The Company warrants its products, or specific components thereof, for periods ranging from one to ten years, depending upon product type and component. The Company generally establishes reserves for product warranty expense on the basis of the ratio of warranty costs incurred by the product over the warranty period to sales of the product over the warranty period. Actual warranty costs reduce the warranty reserve as they are incurred. Management periodically reviews the adequacy of accrued product warranty reserves; and revisions of such reserves are recognized in the period in which such revisions are determined.

          The Company also carries product liability insurance. The Company believes that its insurance is generally sufficient to cover product liability claims.

Competition

          The commercial aircraft cabin interior products market is relatively fragmented with a number of competitors in each of the individual product categories. Due to the global nature of the commercial airline industry, competition in product categories comes from both U.S. and foreign manufacturers. However, as aircraft cabin interiors have become increasingly sophisticated and technically complex, airlines have demanded higher levels of engineering support and customer service than many smaller cabin interior products suppliers can provide. At the same time, airlines have recognized that cabin interior product suppliers must be able to integrate a wide range of products, including sophisticated electronic components, particularly in wide-body aircraft. Management believes that these increasing demands of airlines upon their suppliers will result in a number of suppliers leaving the cabin interior products industry and a consolidation of those suppliers which remain. The Company has participated in this consolidation through strategic acquisitions and internal growth and intends to continue to participate in the consolidation.

          The Company's principal competitors for seating products include Group Zodiac S.A., Keiper Recaro GmbH, and a number of other producers in the European community and Japan. The Company's principal competitors for PESS products are Matsushita Electronics and Rockwell Collins. The Company's primary competitors for galley products are JAMCO Limited, Britax PLC, Scott Aviation and Intertechnique. The market for general aviation products and services is highly fragmented, consisting of numerous competitors.

Manufacturing and Raw Materials

          The Company's manufacturing operations consist of both the in-house manufacturing of component parts and sub-assemblies and the assembly of Company specified and designed component parts which are purchased from outside vendors. The Company maintains state-of-the-art facilities, and management has an ongoing strategic manufacturing improvement plan utilizing focused factories and cellular production technologies. Management expects that continuous improvement from implementation of this plan for each of its product lines will occur over the next several years and should lower production costs, cycle times and inventory requirements and at the same time improve product quality and customer response.

Government Regulation

          The FAA prescribes standards and licensing requirements for aircraft components, and licenses component repair stations within the United States. Comparable agencies regulate such matters in other countries. The Company holds several FAA component certificates and performs component repairs at a number of its U.S. facilities under FAA repair station licenses. The Company also holds an approval issued by the UK Civil Aviation Authority to design, manufacture, inspect and test aircraft seating products in Leighton Buzzard, England and in Kilkeel, Northern Ireland and the necessary approvals to design, manufacture, inspect, test and repair its galley products in Nieuwegein, The Netherlands and to inspect, test and repair products at its eight service centers throughout the world.

          In March 1992, the FAA adopted Technical Standard Order C127 requiring that all seats on certain new generation commercial aircraft installed after such date be certified to meet a number of new safety requirements, including an ability to withstand a 16G force. Management understands that the FAA plans to adopt in the near future additional regulations which will require that within the next five years all seats, including those on existing older commercial aircraft which are subject to the FAA's jurisdiction, will have to comply with similar seat safety requirements. At August 29, 1998, the Company had developed 15 different seat models which meet these new seat safety regulations.

Environmental Matters

          The Company is subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. The Company is also subject to laws and regulations governing remediation of contamination at facilities currently or formerly owned or operated by it or to which it has sent hazardous substances or wastes for treatment, recycling or disposal. The Company believes that it is currently in compliance, in all material respects, with all such laws and regulations. However, there can be no assurance that it will not be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, the Company may have liabilities or obligations in the future if it discovers any environmental contamination or liability at any of its facilities, or at facilities that may be acquired.

Patents

          B/E currently holds 73 United States patents and 28 international patents, covering a variety of products. However, the Company believes that the termination, expiration or infringement of one or more of such patents would not have a material adverse effect on the Company.

Employees

          As of August 29, 1998, B/E had approximately 5,600 employees. Approximately 73% of these employees are engaged in manufacturing, 13% in engineering, research and development, and 14% in sales, marketing, product support and general administration. Approximately 13% of the employees are represented by unions. On April 25, 1997, the Company completed negotiations with one of its two domestic unions which represents 7% of the Company's employees. This contract, which covers a period of three years, was ratified by the members of the union on April 26, 1997. The contract at the only other domestic union which represents approximately 2% of the Company's employees runs to the year 2003. B/E considers its employee relations to be good.

Property

          As of August 29, 1998, B/E had 27 principal facilities, comprising an aggregate of approximately 1.9 million square feet of space. The following table describes the principal facilities and indicates the location, function, approximate size and ownership status of each location, including SMR, ALC and CF Taylor:


                                                                                                   Facility
                                                                                                     Size
                  Location                                 Products and Function                   (Sq. Feet)        Ownership
                  --------                                 ---------------------                   ----------        ---------
Corporate
Wellington, Florida......................... Corporate headquarters, finance,  marketing             17,700            Owned
                                             sales
Seating Products
Litchfield, Connecticut..................... Manufacturing, service and warehousing                  147,700           Owned
Winston-Salem, North Carolina............... Manufacturing, research and development,                264,800           Owned
                                             finance, marketing and sales; Seating
                                             Products Group Headquarters
Leighton Buzzard, England................... Manufacturing, service, research and                    114,000           Owned
                                             development, sales support, finance and
                                             warehousing


                                                                                                   Facility
                                                                                                     Size
                  Location                                 Products and Function                   (Sq. Feet)        Ownership
                  --------                                 ---------------------                   ----------        ---------
Kilkeel, Northern Ireland................... Manufacturing, sales support and                         38,500           Owned
                                             warehousing
Interior Systems
Anaheim, California......................... Manufacturing, service, research and                     57,100           Leased
                                             development, sales support, finance and
                                             warehousing
Delray Beach, Florida....................... Manufacturing, service, research and                     52,000           Owned
                                             development, sales support, finance and
                                             warehousing; Interior Systems Group
                                             Headquarters
Lenexa, Kansas.............................. Manufacturing, service, engineering and                  80,000           Leased
                                             warehousing
Nieuwegein, The Netherlands.................                                                          39,000           Leased
                                             Manufacturing, service, research and
                                             development, sales support, finance and
                                             warehousing
PESS Products
Irvine, California.......................... Manufacturing, service, research and                    106,700           Leased
                                             development, sales support, finance and
                                             warehousing; In-flight Entertainment Group
                                             Headquarters
General Aviation and VIP Products
Miami, Florida.............................. Manufacturing, service, research and                     84,300           Leased
                                             development, sales support, finance and                  71,700           Owned
                                             warehousing; General Aviation Headquarters
Fountain Valley, California................. Manufacturing, service, research and                     26,000           Owned
                                             development, sales support, finance and
                                             warehousing
Holbrook, New York.......................... Manufacturing, service, research and                     20,115           Leased
                                             development, sales support, finance and
                                             warehousing
Services
Orange, California.......................... Upgrade, maintenance, inspection and repair,            106,300           Leased
                                             finance, sales support and warehousing;
                                             Services Group Headquarters
Longwood, Florida........................... Upgrade, maintenance, inspection and repair               5,300           Leased
Burnsville, Minnesota....................... Upgrade, maintenance, inspection and repair               7,200           Leased
Woodville, Washington....................... Upgrade, maintenance, inspection and repair              26,800           Leased
Chesham, United Kingdom..................... Upgrade, maintenance, inspection and repair              34,000           Owned
Toulouse, France............................ Upgrade, maintenance, inspection and repair                 400           Leased
Houston, Texas.............................. Upgrade, maintenance, inspection and repair              45,000           Owned
Schiphol, The Netherlands................... Upgrade, maintenance, inspection and repair               3,600           Leased


                                                                                                   Facility
                                                                                                     Size
                  Location                                 Products and Function                   (Sq. Feet)        Ownership
                  --------                                 ---------------------                   ----------        ---------
SMR Technologies
Sharon Center, Ohio......................... Service, research and development, sales               16,282             Owned
                                             support, finance and warehousing
Fenwick, West Virginia...................... Manufacturing, service and warehousing                132,600             Owned
Flight Structure and Integration Group
Arlington, Washington....................... Manufacturing, service, research and                  130,164             Leased
                                             development, sales support, finance and
                                             warehousing
Jacksonville, Florida....................... Manufacturing, service, engineering, and               75,000             Owned
                                             warehousing

Wokingham, England.......................... Manufacturing, service, research and                   70,000             Leased
                                             development, sales support, finance and
                                             warehousing
Wales, United Kingdom....................... Manufacturing, service and warehousing                 80,000             Owned


          The Company believes that its facilities are suitable for their present intended purposes and adequate for the Company's present and anticipated level of operations. As a result of recent conditions in the airline industry as described in "--Industry Overview" and "--Recent Industry Conditions," B/E's facilities have been substantially underutilized for the past several years. The Company believes that its ongoing facility integration program, together with anticipated continued growth in airline profitability, should result in significant improvement in the degree of utilization in the Company's facilities.

Legal Proceedings

          The Company is not a party to litigation or other legal proceedings which the Company believes could reasonably be expected to have a material adverse effect on the Company's business, financial condition and results of operations.

          In January 1998, the Company entered into a settlement related to a long-running dispute with the U.S. Government over export sales between 1992 and 1995 to Iran Air. The dispute centered on shipments of aircraft seats and related spare parts for five civilian aircraft operated by Iran Air. Iran Air purchased the seats in 1992 and arranged for them to be installed by a contractor in France. At the time, Iran was not the subject of a U.S. trade embargo. In connection with its sale of seats to Iran Air, B/E applied for and was granted a validated export license by the U.S. Department of Commerce (the "DOC"). The dispute with the U.S. Government centered on whether seats were delivered to Iran Air before the formal license was issued by the DOC, some seven months after B/E first applied for the license. The settlement resolved all disputes between B/E Aerospace and the Department of Justice as well as the DOC's Bureau of Export Enforcement. As part of the settlement, B/E plead guilty to a violation of the International Economic Emergency Powers Act and was placed on probation for a three-year period. In addition, B/E entered into a consent order with the DOC under which the DOC has agreed to suspend the imposition of a three-year export denial order on PTC Aerospace, a member of B/E's U.S. Seating Products Group, provided no further violations of the export laws occur. The consent order issued by the DOC applies solely to PTC Aerospace ("PTC"), a unit of the Company's Seating Products Group. PTC is located in Litchfield, Connecticut. Under the terms of the consent order, if PTC were to violate any federal export laws during the three-year period ending in January 2001, PTC, not B/E, would be subject to an order denying export privileges. Under the Company's current organization, the Company believes that it is unlikely that PTC would be in a position to engage in any export transactions that are not reviewed and controlled at the Seating Products Group level. As part of the plea agreement that was negotiated with the Office of the United States Attorney for the District of Connecticut, B/E is subject to a three-year term of corporate probation that began in January 1998. The probation is unsupervised and thus B/E is not subject to monitoring or other conditions that impede or affect its ability to conduct business. Under the probation, the Company must refrain from violating any federal laws. The Company has taken steps to implement a legal compliance program to prevent and detect any violations of law. The Company recorded a charge of $4.7 million in its fourth quarter of fiscal 1998, which ended February 28, 1998, related to fines, civil penalties and associated legal fees arising from the settlement.

                                 USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                              SELLING STOCKHOLDERS

General

         B/E has recently made several acquisitions and, pursuant to the provisions of the agreements governing such acquisitions, B/E agreed to register shares of Common Stock issued as consideration in such acquisitions. Certain of the Selling Stockholders received the Shares of Common Stock offered hereby in connection with either the acquisition of ASI or ALC. The remainder of the Selling Stockholders (the "Other Selling Stockholders") received the Shares of Common Stock offerred hereby pursuant to the exercise of options granted by the Company.

          The following are brief summaries of certain provisions of the agreements governing the Company's recent acquisitions of ASI and ALC. Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, such agreements which will be filed as exhibits to the Registration Statement. Capitalized terms are defined in the respective agreements unless otherwise defined herein. Whenever any term therein is referred to, such definition is incorporated herein by reference.

The ASI Acquisition

          On March 27, 1998, pursuant to the terms of an Agreement and Plan of Reorganization and Merger dated as of March 27, 1998, by and among B/E, BE Acquisition Corp., ASI, the Gregory and Deborah Fodell Partnership, Ltd. (the "Fodell Partnership I"), the Gregory and Deborah Fodell Partnership II, Ltd. (the "Fodell Partnership II" and collectively with the Fodell Partnership I, the "ASI Sellers") and Gregory N. Fodell (the "ASI Merger Agreement"), B/E acquired from the ASI Sellers all of the outstanding stock of ASI, a company based in Houston, Texas that services, cleans and repairs aircraft interior parts and products. In exchange, the ASI Sellers received a total of 201,895 shares of Common Stock, representing a purchase price of approximately $5.6 million. Pursuant to the terms of the ASI Merger Agreement, B/E agreed to register the shares of Common Stock received by the ASI Sellers.

          The shares of Common Stock offered by the ASI Sellers by this Prospectus were initially issued to the ASI Sellers pursuant to the ASI Merger Agreement. Gregory N. Fodell is a general partner and limited partner of each of the ASI Sellers and is currently a Vice President - Major Accounts of B/E Aerospace Services, Inc., a wholly-owned subsidiary of the Company. Immediately following the closing under the ASI Merger Agreement, the Fodell Partnership I beneficially owned 18,354 shares of Common Stock and the Fodell Partnership II beneficially owned 183,541 shares of Common Stock. The B/E Common Stock beneficially owned by the ASI Sellers represented approximately 0.83% of the shares of the Company's Common Stock outstanding on December 16, 1998.

The ALC Acquisition

          On July 30, 1998, pursuant to the terms of an Agreement and Plan of Reorganization and Merger dated as of July 30, 1998, by and among B/E, BE Aerospace Acquisition Corp, Aerospace Lighting Corp., and Louis J. Francisco, Elsie M. Francisco, Michael J. Tenzyk, Judith D. Tenzyk, Trustee U/A Gertrude Brown dated 1/7/92 and Trustee U/A William Brown dated 1/7/92 (together, the "ALC Sellers" and, collectively with the ASI Sellers, the "Selling Stockholders") (the "ALC Merger Agreement" and, together with the ASI Merger Agreement, the "Merger Agreements"), B/E acquired from the ALC Sellers all of the outstanding stock of ALC, a company based in Holbrook, New York, that produces interior fluorescent lighting systems for business and corporate jet aircraft. In exchange, the ALC Sellers received a total of 964,780 shares of Common Stock, representing a purchase price of approximately $28.1 million. Pursuant to the terms of the ALC Merger Agreement, B/E agreed to register the shares of Common Stock received by the ALC Sellers.

          The Shares of Common Stock offered by the ALC Sellers by this Prospectus were originally issued to the ALC Sellers pursuant to the ALC Merger Agreement. Immediately following the closing under the ALC Merger Agreement, Louis J. Francisco owned 260,198 shares of Common Stock, Elsie M. Francisco owned 61,395 shares of Common Stock, Michael J. Tenzyk owned 160,797 shares of Common Stock, Judith D. Tenzyk owned 160,797 shares of Common Stock, Trustee U/A Gertrude Brown dated 1/7/92 owned 78,936 shares of Common Stock and Trustees U/A William Brown dated 1/7/92 owned 242,657 shares of Common Stock. The Common Stock received by the ALC Sellers pursuant to the ALC Merger Agreement constitute all of the shares of the Company's Common Stock held by them. The B/E Common Stock owned by the ALC Sellers represented approximately 3.95% of the shares of the Company's Common Stock outstanding on December 16, 1998.

          Set forth below are the names of each Selling Stockholder, the number of shares of Common Stock beneficially owned as of December 16, 1998 by each Selling Stockholder, the number of Shares that may be offered and sold by or on behalf of each Selling Stockholder hereunder and the amount of Common Stock to be owned by each Selling Stockholder upon the completion of the Offering if all Shares offered by such Selling Stockholder are sold. As of December 16, 1998, none of the Selling Stockholders beneficially owns more than 1% of the outstanding Common Stock except as noted below and, to the knowledge of the Company, except for Gregory Fodell, who is an employee of the Company, none of the Selling Stockholders has had any material relationships with the Company subsequent to the closings of the respective acquisitions of ASI and ALC. Any and all of the Shares listed below under the heading "Shares Offered" may be offered for sale by or on behalf of the Selling Stockholders. Except as provided by the Merger Agreements, ASI Sellers and ALC Sellers may sell the Shares of Common Stock offered hereby by them from time to time and, as a result, no estimate can be given as of the date hereof as to the amount of Shares of Common Stock that will actually be offered for sale by ASI Sellers and the ALC Sellers or as to the amount of Common Stock that will be held by the Selling Stockholders upon termination of such offering. The Other Selling Stockholders have agreed with the Company to sell the Shares of Common Stock offered by them hereby as soon as practicable following the effectiveness of the Registration Statement. See "Plan of Distribution." Additional information as to the number and percentage of Shares beneficially owned before the offering by the Selling Stockholders, the number of Shares to be sold and the number of Shares beneficially owned after the offering will be set forth in an accompanying Prospectus Supplement, to the extent necessary.


                                                         Shares Beneficially
                                                                Owned                                 Shares Beneficially
                                                           Prior to Offering                         Owned After Offering
                                                         ---------------------        Shares         ----------------------
                   Selling Stockholders                  Number        Percent        Offered        Number         Percent
                   --------------------                  ------        -------        -------        ------         -------
ASI Sellers:
     Gregory and Deborah Fodell Partnership, Ltd.            18,354       *               18,354       --             --
     Gregory and Deborah Fodell Partnership II, Ltd.        183,541       *              183,541       --             --
ALC Sellers:
     Elise M. Francisco                                      61,395       *               61,395       --             --
     Louis J. Francisco                                     260,198     1.06%            260,198       --             --
     Judith D. Tenzyk                                       160,797       *              160,797       --             --
     Michael J. Tenzyk                                      160,797       *              160,797       --             --
     Trustees U/A Gertrude Brown dated 1/7/92                78,936       *               78,936       --             --
     Trustees U/A William Brown dated 1/7/92                242,657       *              242,657       --             --
Other Selling Stockholders:
     LP Stock Trust                                          46,666       *                5,000      41,666         *
     PLP Stock Trust                                         46,667       *                5,000      41,667         *
     PAP Stock Trust                                         46,667       *                5,000      41,667         *
---------------
*  The percentage of shares of Common Stock beneficially owned does not exceed one percent of the outstanding shares of Common Stock as of December 16,
   1998.


                              PLAN OF DISTRIBUTION

         The ASI Sellers and the ALC Sellers may sell shares of Common Stock offered hereby from time to time subject to the terms of the ASI Merger Agreement and the ALC Merger Agreement, respectively. The Other Selling Stockholders have agreed with the Company to sell the shares of Common Stock offered by them hereby as soon as practicable following the effectiveness of the Registration Statement. The Company has been advised by each of the Selling Stockholders that sales by such Selling Stockholders of the Shares of Common Stock offered hereby may be offered or sold by or for the account of such Selling Stockholders, from time to time, to purchasers directly, or through brokers in brokerage transactions on the Nasdaq National Market, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may be deemed to be underwriters within the meaning of the Securities Act. Where any Selling Stockholder effects such transactions by selling to or through one or more broker-dealers, such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be underwriters within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. Alternatively, where the Selling Stockholders from time to time offer the Shares through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers of the Shares for whom they act as an agent. The Merger Agreements provide that the Company indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act. The Merger Agreements also provide for the indemnification of the Company by the Selling Stockholders for certain liabilities, including liabilities under the Securities Act.

         To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing (a) the name of any Selling Stockholder;
(b) the name of any underwriters, brokers, dealers or agents effecting the transaction on behalf of the Selling Stockholder; (c) the number of shares involved; (d) the price at which such shares are to be sold; (e) the commissions paid or discounts or concessions allowed to such underwriters, brokers, dealers or agents, where applicable; (f) that such underwriters, brokers, dealers or agents did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, where applicable; and (g) other facts material to the transaction.

         Pursuant to the Merger Agreements, the Company has agreed to pay substantially all fees and expenses incident to the preparation, filing, amending and supplementing of the Registration Statement of which this Prospectus is a part and any registration, filing, qualification and other fees and expenses of complying with state Blue Sky or securities law. In connection with the acquisitions of ASI and ALC, the ASI Sellers and the ALC Sellers will pay all applicable stock transfer taxes, brokerage commissions, underwriting discounts or commissions and any fees of such Selling Stockholders' counsel. The Other Selling Stockholders have also agreed to pay all applicable stock transfer taxes, brokerage commissions, underwiting discounts or commissions and any fees of such Selling Stockholders' counsel.

         Pursuant to the Merger Agreements, and subject to certain conditions, the Company has agreed to keep the Registration Statement relating to the offering and sale by the ASI Sellers and the ALC Sellers of the shares of Common Stock received by them in connection with the acquisition of ASI and ALC continuously effective until a fixed date following the effectiveness of the Registration Statement or such earlier date as of which all such shares of Common Stock registered hereunder have been disposed of. The Company has agreed with the Other Selling Stockholders to keep the Registration Statement relating to the offering and sale by the Other Selling Stockholders of their shares of Common Stock effective only so long as it is required to do so pursuant to the Merger Agreements.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

          The Company is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value, of which 24,447,963 shares were outstanding as of December 16, 1998, and held by approximately 721 stockholders of record. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The indentures relating to the Company's 9 7/8% Notes and 8% Notes and the Bank Credit Agreement, however, currently restrict dividend payments by the Company to its stockholders. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. Holders of Common Stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares to be sold in this offering will be, fully paid and non-assessable.

Preferred Stock

          The Company's Restated Certificate of Incorporation (the "Certificate") provides, among other things, for the authorization of 1,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock"). The shares of Preferred Stock may be issued from time to time at the discretion of the Board of Directors without stockholder approval. The Board of Directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with the Certificate. No shares of Preferred Stock are outstanding, and the Company has no immediate plans to issue any Preferred Stock. While issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company. In addition, the Board of Directors, without stockholder approval, can issue shares of Preferred Stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Common Stock.

Directors' Exculpation and Indemnification

          The Certificate provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law (the "DGCL"). The effect of this provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Certificate provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. The Certificate also includes provisions for the indemnification of the Company's directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Election and Removal of Directors

          The Certificate classifies the board of directors into three classes, as nearly equal in number as possible, so that each director will serve for three years, with one class of directors being elected each year. The Certificate also provides that directors may be removed for cause only with the approval of the holders of at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose. In addition, the Certificate requires at least two-thirds of the voting power of the Company's shares entitled to vote generally in the election of directors at an annual meeting or special meeting called for such purpose to alter, amend or repeal the provisions relating to the classified board and removal of directors described above.

          Management believes that the Certificate provisions described in the preceding paragraph (the "Provisions"), taken together, reduce the possibility that a third party could effect a change in the composition of the Company's board of directors without the support of the incumbent board. The Provisions, however, may have significant effects on the ability of stockholders of the Company to change the composition of the incumbent board, to benefit from transactions which are opposed by the incumbent board, to assume control of the Company or effect a fundamental corporate transaction such as a merger. Nevertheless, although the Company has not experienced any problems in the past with the continuity or stability of the board, management believes that the Provisions help assure the continuity and stability of the Company's policies in the future, since the majority of the directors at any time will have prior experience as directors of the Company.

Section 203 of the Delaware General Corporation Law

          The Company is subject to the provisions of Section 203 of the DGCL. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Rights Agreement

      On November 12, 1998, the Company's Board of Directors declared a distribution of one Right (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on November 23, 1998 and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Junior Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 12, 1998 (the "Rights Agreement").

      Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or such Subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 23, 1998 (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

      In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding,
(ii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization), then, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this Paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

      In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

      The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

      At any time until ten days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), payable, at the election of such majority of the Board of Directors, in cash or shares of Common Stock. Immediately upon the action of a majority of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

      Any of the provisions of the Rights Agreement may be amended at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

      The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

      Each Unit of Preferred Stock will have a minimum preferential quarterly dividend rate of $0.01 per Unit but will, in any event, be entitled to a dividend equal to the per share dividend declared on the Common Stock.

      In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $0.01 per Unit or the per share amount paid in respect of a share of Common Stock.

      Each Unit of Preferred Stock will have one vote, voting together with the Common Stock. The holders of Units of Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears for six fiscal quarters.

      In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

      The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

      Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

Transfer Agent and Registrar

          The transfer agent and registrar for the Company's Common Stock is Boston EquiServe L.P., Canton, Massachusetts 02021.

                                  LEGAL MATTERS

          Certain legal matters with respect to the validity of the Shares of Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York.

                                     EXPERTS

          The consolidated financial statements and schedule of the Company appearing in its annual report on Form 10-K for the fiscal year ended February 28, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

          The consolidated financial statements of SMR as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, have been audited by Zalick, Torok, Kirgesner, Cook & Co., independent auditors, as stated in their report incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

================================================================================
   No person has been authorized to give any information or to make any representations other than those contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus and any Prospectus Supplement does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to the date of such information.

                                  -------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

                                   Prospectus

Available Information........................................................2
Incorporation of Certain Documents
    by Reference.............................................................2
The Company..................................................................3
Risk Factors.................................................................7
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations...........................................................13
Cautionary Statement Regarding
    Forward-Looking Statements..............................................23
Business....................................................................24
Use of Proceeds.............................................................40
Selling Stockholders........................................................40
Plan of Distribution........................................................42
Description of Capital Stock................................................43
Legal Matters...............................................................46
Experts.....................................................................46


================================================================================


                               BE AEROSPACE, INC.



                                     [LOGO]



                        1,181,675 Shares of Common Stock









                                 --------------
                                   PROSPECTUS
                                 --------------








                                     , 1998





================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution
          Securities and Exchange Commission registration fee.....    $ 49,955
          Printing................................................      30,000*
          Legal fees and expenses.................................     150,000*
          Nasdaq National Market Additional Listing Fee...........      39,038
          Accounting fees and expenses                                  20,000*
          Miscellaneous...........................................      11,007*
                                                                     ----------
                   Total..........................................   $ 300,000*
                                                                     ==========

----------------------
*   Estimated


Item 15.  Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law, as amended ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

          The Registrant's Restated Certificate of Incorporation (the "Certificate") provides that the Company's Directors shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant's Certificate further provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

          The directors and officers of the Company are covered under directors' and officer's liability insurance policies maintained by the Company.

Item 16.  Exhibits and Financial Statement Schedules

Exhibit
Number                      Description
------                      -----------

Exhibit 3          Articles of Incorporation and By-Laws
3.1                Amended and Restated Certificate of Incorporation*
3.2                Certificate of Amendment of the Restated Certificate of
                   Incorporation*
3.3                Certificate of Amendment of the Restated Certificate of
                   Incorporation **
3.4                Amended and Restated By-Laws*

Exhibit 4 Instruments Defining the Rights of Security Holders, including debentures
4.1                Specimen Common Stock Certificate (1)
4.2 Form of Note for the Registrant's 9 1/2% Senior Subordinated Notes (included in Exhibit 4.3)*
4.3 Indenture dated November 2, 1998 between The Bank of New York, as trustee, and the Registrant relating to the Registrant's 9 1/2% Senior Subordinated Notes*
4.4                Form of Note for the Registrant's Series B 9 7/8% Senior
                   Subordinated Notes *
4.5 Indenture dated January 24, 1996 between Fleet National Bank, as trustee, and the Registrant relating to the Registrant's 9-7/8% Senior Subordinated Notes and Series B 9 7/8% Senior Subordinated Notes *
4.6                Form of Note for the Registrant's 8% Series B Senior
                   Subordinated Notes *
4.7 Indenture dated February 13, 1998 for the Registrant's issue of 8% Senior Subordinated Notes *
4.8 Form of Stockholders' Agreement by and among the Registrant, Summit Ventures II, L.P., Summit Investors II, L.P. and Wedbush Capital Partners *
4.9 Rights Agreement between the Registrant and BankBoston, N.A., as rights agent, dated as of November 12, 1998*

Exhibit 5          Opinion Re Legality
5.1                Opinion of Shearman & Sterling*
Exhibit 10(i)      Material Contracts
10.1 Supply Agreement dated as of April 17, 1990 between the Registrant and Applied Extrusion Technologies, Inc.*
10.2 Fifth Amended and Restated Credit Agreement (the "Chase Credit Agreement) dated August 7, 1998*
10.3 Receivables Sales Agreement dated January 24, 1996 among the Registrant, First Trust of Illinois, N.A. and Centrally Held Eagle Receivables Program, Inc.*
10.4 Escrow Agreement dated January 24, 1996 among the Registrant, Eagle Industrial Product Corporation and First Trust of Illinois, N.A. as Escrow Agent*
10.5 Acquisition Agreement dated as of December 14, 1995 by and among the Registrant, Eagle Industrial Products Corporation, Eagle Industries, Inc. and Great American Management and Investment, Inc.*
10.6 Asset Purchase Agreement dated as of April 16, 1998 by and between Stanford Aerospace Group, Inc. and the Registrant*
10.7 Stock Purchase Agreement dated as of March 31, 1998 by and between the Registrant and Puritan Bennet Corporation*
10.8 Acquisition Agreement dated July 21, 1998 among the Registrant and Sellers named therein*
Exhibit 10(ii)     Leases
10.9 Lease dated May 15, 1992 between McDonnell Douglas Company, as lessor, and the Registrant, as lessee, relating to the Irvine, California property*

10.10              Lease dated September 1, 1992 relating to the Wellington,
                   Florida property*
10.11 Chesham, England Lease dated October 1, 1973 between Drawheath Limited and the Peninsular and Oriental Steam Navigation Company (assigned in February 1985)*
10.12 Utrecht, The Netherlands Lease dated December 15, 1988 between the Pension Fund Foundation for Food Supply Commodity Boards and Inventum*
10.13 Utrecht, The Netherlands Lease dated January 31, 1992 between G.W. van de Grift Onroerend Goed B.V. and Inventum*
10.14 Lease dated October 25, 1993 relating to the property in Longwood, Florida*
Exhibit 10(iii)    Executive Compensation Plans and Arrangements
10.15              Amended and Restated 1989 Stock Option Plan
10.16              Directors' 1991 Stock Option Plan*
10.17              1990 Stock Option Agreement with Richard G. Hamermesh*
10.18              1990 Stock Option Agreement with B. Martha Cassidy
10.19              1990 Stock Option Agreement with Jim C. Cowart*
10.20              1990 Stock Option Agreement with Petros A. Palandjian*
10.21              1990 Stock Option Agreement with Hansjorg Wyss*
10.22              1991 Stock Option Agreement with Amin J. Khoury*
10.23              1991 Stock Option Agreement with Jim C. Cowart*
10.24              1992 Stock Option Agreement with Amin J. Khoury*
10.25              1992 Stock Option Agreement with Jim C. Cowart*
10.26              1992 Stock Option Agreement with Paul W. Marshall*
10.27              1992 Stock Option Agreement with David Lahar*
10.28              United Kingdom 1992 Employee Share Option Scheme*
10.29              1994 Employee Stock Purchase Plan*
10.30 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Amin J. Khoury*
10.31 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Robert J. Khoury*
10.32 Employment Agreement dated as of March 1, 1992 between the Registrant and Marco Lanza (the "Lanza Agreement")*
10.33              Amendment No. 1 dated as of January 1, 1996 to the Lanza
                   Agreement*
10.34 Employment Agreement dated as of April 1, 1992 between the Registrant and G. Bernard Jewell*
10.35 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Thomas P. McCaffrey*
10.36 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Paul E. Fulchino*
10.37 BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust-- Financial Statements for the Ten Months Ended December 31, 1995 and the Year Ended February 28, 1995, Supplemental Schedules and Independent Auditors' Report*
10.38 BE Aerospace, Inc. 1994 Employee Stock Purchase Plan Financial Statements as of February 29, 1996 and February 26, 1995; and for the Year Ended February 29, 1996 and the period from May 15, 1994 (inception) to February 28, 1995 and Independent Auditors' Report*
10.39 Amendment No. 1 to Employment Agreement dated November 12, 1998 between the Registrant and Amin J. Khoury*
10.40 Amendment No. 1 to Employment Agreement dated November 12, 1998 between the Registrant and Robert J. Khoury*
10.41 Amendment No. 1 to Amended and Restated Employment Agreement dated November 12, 1998 between the Registrant and Thomas P. McCaffey*
10.42 Amendment No. 1 to Amended and Restated Employment Agreement dated November 12, 1998 between the Registrant and Paul E. Fulchino*
10.43              Amendment No. 2 dated as of November 12, 1998 to the Lanza
                   Agreement*

Exhibit 21         Subsidiaries of the Registrant
21.1               Subsidiaries*

Exhibit 23         Consent of Experts and Counsel
23.1               Consent of Independent Accountants-- Deloitte & Touche LLP**
23.2               Consent of Shearman & Sterling (Included in Exhibit 5.1)
23.3               Consent of Independent Accountants-- Zalick, Torok,
                   Kirgesner, Cook & Co.**

Exhibit 24         Power of Attorney
24.1               Power of Attorney (Included on page II-6)

Exhibit 99
99.1 Agreement and Plan of Reorganization and Merger dated March 27, 1998 by and among the Registrant, BE Acquisition Corp., Aerospace Interiors, Inc., Gregory and Deborah Fodell Partnership, Ltd., Gregory and Deborah Fodell Partnership II, Ltd. and Gregory N. Fodell*
99.2 Agreement and Plan of Reorganization and Merger dated as of July 30, 1998 by and among the Registrant, BE Aerospace Acquisition Corp., Aerospace Lighting Corp., and Louis J. Francisco, Elsie M. Francisco, Michael J. Tenzyk, Judith D. Tenzyk, Trustees U/A Gertrude Brown dated 1/7/92 and Trustee U/A William Brown dated 1/7/92.*

-------------------
* Previously filed as an exhibit to the Registration Statement or incorporated by reference herein. See Exhibit Index.
** Filed herewith

Item 17.  Undertakings

          The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act and incorporated herein by reference;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act and incorporated herein by reference. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.

          (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information is required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such financial information.

          (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wellington and the State of Florida, on the 21th day of December, 1998.

                                     BE AEROSPACE,  INC.


                                     By:                      *
                                        ---------------------------------------
                                     Title:  Chairman of the Board of Directors


          Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on the 21th day of December, 1998.


Signature                            Title
                *                    Chairman of the Board of Directors
---------------------------------
Amin J. Khoury

                *                    Vice Chairman of the Board of Directors and
---------------------------------    Chief Executive Officer (principal
Robert J. Khoury                     executive officer)

                *                    President, Chief Operating Officer and
---------------------------------    Director
Paul E. Fulchino

                *                    Corporate Senior Vice President of
---------------------------------    Administration, Chief Financial Officer and
Thomas P. McCaffrey                  Assistant Secretary (principal financial
                                     and accounting officer)

                *                    Director
---------------------------------
Jim C. Cowart

                *                    Director
---------------------------------
Richard G. Hamermesh

                *                    Director
---------------------------------
Brian H. Rowe

                *                    Director
---------------------------------
Hansjorg Wyss

*By: /S/ Thomas P. McCaffrey
    -----------------------------
Thomas P. McCaffrey
Attorney-in-fact

                                  Exhibit Index


Exhibit
Number                      Description
------                      -----------

Exhibit 3          Articles of Incorporation and By-Laws
3.1                Amended and Restated Certificate of Incorporation (1)
3.2                Certificate or Amendment of the Restated Certificate of
                   Incorporation (2)
3.3                Certificate of Amendment of the Restated Certificate of
                   Incorporation **
3.4                Amended and Restated By-Laws (17)
Exhibit 4 Instruments Defining the Rights of Security Holders, including debentures
Exhibit 4 Instruments Defining the Rights of Security Holders, including debentures
4.1                Specimen Common Stock Certificate (1)
4.2 Form of Note for the Registrant's 9 1/2% Senior Subordinated Notes (included in Exhibit 4.3) (18)
4.3 Indenture dated November 2, 1998 between The Bank of New York, as trustee, and the Registrant relating to the Registrant's 9 1/2% Senior Subordinated Notes (18)
4.4 Form of Note for the Registrant's Series B 9 7/8% Senior Subordinated Notes (3)
4.5 Indenture dated January 24, 1996 between Fleet National Bank, as trustee, and the Registrant relating to the Registrant's
                   9 7/8% Senior Subordinated Notes and Series B 9 7/8% Senior Subordinated Notes (3)
4.6                Form of Note for the Registrant's 8% Series B Senior
                   Subordinated Notes (4)
4.7 Indenture dated February 13, 1998 for the Registrant's issue of 8% Senior Subordinated Notes (4)
4.8 Form of Stockholders' Agreement by and among the Registrant, Summit Ventures II, L.P., Summit Investors II, L.P. and Wedbush Capital Partners (5)
4.9 Rights Agreement between the Registrant and BankBoston, N.A., as rights agent, dated as of November 12, 1998 (17)

Exhibit 5          Opinion Re Legality
5.1                Opinion of Shearman & Sterling*

Exhibit 10(i)      Material Contracts
10.1 Supply Agreement dated as of April 17, 1990 between the Registrant and Applied Extrusion Technologies, Inc.(1)
10.2 Fifth Amended and Restated Credit Agreement (the "Chase Credit Agreement") dated August 7,1998*
10.3 Receivables Sales Agreement dated January 24, 1996 among the Registrant, First Trust of Illinois, N.A. and Centrally Held Eagle Receivables Program, Inc. (3)
10.4 Escrow Agreement dated January 24, 1996 among the Registrant, Eagle Industrial Product Corporation and First Trust of Illinois, N.A. as Escrow Agent (3)
10.5 Acquisition Agreement dated as of December 14, 1995 by and among the Registrant, Eagle Industrial Products Corporation, Eagle Industries, Inc. and Great American Management and Investment, Inc. (8)
10.6 Asset Purchase Agreement dated as of April 16, 1998 by and between Stanford Aerospace Group, Inc. and the Registrant (9)
10.7 Stock Purchase Agreement dated as of March 31, 1998 by and between the Registrant and Puritan Bennet Corporation (10)
10.8 Acquisition Agreement dated July 21, 1998 among the Registrant and Sellers named therein(16)
Exhibit 10(ii)     Leases
10.9 Lease dated May 15, 1992 between McDonnell Douglas Company, as lessor, and the Registrant, as lessee, relating to the Irvine, California property(2)
10.10 Lease dated September 1, 1992 relating to the Wellington, Florida property (2)

10.11 Chesham, England Lease dated October 1, 1973 between Drawheath Limited and the Peninsular and Oriental Steam Navigation Company (assigned in February 1985) (14)
10.12 Utrecht, The Netherlands Lease dated December 15, 1988 between the Pension Fund Foundation for Food Supply Commodity Boards and Inventum (14)
10.13 Utrecht, The Netherlands Lease dated January 31, 1992 between G.W. van de Grift Onroerend Goed B.V. and Inventum (14)
10.14 Lease dated October 25, 1993 relating to the property in Longwood, Florida (6)
Exhibit 10(iii)    Executive Compensation Plans and Arrangements
10.15              Amended and Restated 1989 Stock Option Plan (11)
10.16              Directors' 1991 Stock Option Plan (11)
10.17              1990 Stock Option Agreement with Richard G. Hamermesh ( 11)
10.18              1990 Stock Option Agreement with B. Martha Cassidy  (11)
10.19              1990 Stock Option Agreement with Jim C. Cowart (11)
10.20              1990 Stock Option Agreement with Petros A. Palandjian (11)
10.21              1990 Stock Option Agreement with Hansjorg Wyss (11)
10.22              1991 Stock Option Agreement with Amin J. Khoury (11)
10.23              1991 Stock Option Agreement with Jim C. Cowart (11)
10.24              1992 Stock Option Agreement with Amin J. Khoury (11)
10.25              1992 Stock Option Agreement with Jim C. Cowart (11)
10.26              1992 Stock Option Agreement with Paul W. Marshall (11)
10.27              1992 Stock Option Agreement with David Lahar (11)
10.28              United Kingdom 1992 Employee Share Option Scheme (2)
10.29              1994 Employee Stock Purchase Plan (12)
10.30 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Amin J. Khoury (15)
10.31 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Robert J. Khoury (15)
10.32 Employment Agreement dated as of March 1, 1992 between the Registrant and Marco Lanza (the "Lanza Agreement") (14)
10.33              Amendment No. 1 dated as of January 1, 1996 to the Lanza
                   Agreement (13)
10.34 Employment Agreement dated as of April 1, 1992 between the Registrant and G. Bernard Jewell (14)
10.35 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Thomas P. McCaffrey (15)
10.36 Amended and Restated Employment Agreement dated as of May 29, 1998 between the Registrant and Paul E. Fulchino (15)
10.37 BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust-- Financial Statements for the Ten Months Ended December 31, 1995 and the Year Ended February 28, 1995, Supplemental Schedules and Independent Auditors' Report (14)
10.38 BE Aerospace, Inc. 1994 Employee Stock Purchase Plan Financial Statements as of February 29, 1996 and February 26, 1995; and for the Year Ended February 29, 1996 and the period from May 15, 1994 (inception) to February 28, 1995 and Independent Auditors' Report (14)
10.39 Amendment No. 1 to Employment Agreement dated November 12, 1998 between the Registrant and Amin J. Khoury (18)
10.40 Amendment No. 1 to Employment Agreement dated November 12, 1998 between the Registrant and Robert J. Khoury (18)
10.41 Amendment No. 1 to Amended and Restated Employment Agreement dated November 12, 1998 between the Registrant and Thomas P. McCaffey (18)
10.42 Amendment No. 1 to Amended and Restated Employment Agreement dated November 12, 1998 between the Registrant and Paul E. Fulchino (18)
10.43              Amendment No. 2 dated as of November 12, 1998 to the Lanza
                   Agreement (18)

Exhibit 21         Subsidiaries of the Registrant

21.1               Subsidiaries (14)

Exhibit 23         Consent of Experts and Counsel
23.1               Consent of Independent Accountants -- Deloitte & Touche LLP**
23.2               Consent of Shearman & Sterling (Included in Exhibit 5.1)
23.3               Consent of Independent Accountants -- Zalik, Torok,
                   Kirgesner, Cook & Co.**

Exhibit 24         Power of Attorney
24.1               Power of Attorney*

Exhibit 99
99.1 Agreement and Plan of Reorganization and Merger dated March 27, 1998 by and among the Registrant, BE Acquisition Corp., Aerospace Interiors, Inc., Gregory and Deborah Fodell Partnership, Ltd., Gregory and Deborah Fodell Partnership II, Ltd. and Gregory N. Fodell*
99.2 Agreement and Plan of Reorganization and Merger dated as of July 30, 1998 by and among the Registrant, BE Aerospace Acquisition Corp., Aerospace Lighting Corp., and Louis J. Francisco, Elsie M. Francisco, Michael J. Tenzyk, Judith D. Tenzyk, Trustees U/A Gertrude Brown dated 1/7/92 and Trustee U/A William Brown dated 1/7/92.*

-------------------
*         Previously filed as part of this Registration Statement.
**        Filed herein.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (No. 33-33689), filed with the Commission on March 7, 1990.
(2) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended (No. 33-54146), filed with the Commission on November 3, 1992.
(3) Incorporated by reference to the Company's Registration Statement on Form S-4 (No. 333-00433), filed with the Commission on January 26, 1996.
(4) Incorporated by reference to the Company's Registration Statement on Form S-4 (No. 333-47649), filed with the Commission on March 10, 1998.
(5) Incorporated by reference to the Company's Registration Statement on Form S-2 (No. 33-66490), filed with the Commission on July 23, 1993.
(6) Incorporated by reference to the Company's Annual Report on Form 10-K as amended for the Fiscal year ended February 26, 1994, filed with the Commission on May 25, 1994.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K as amended for the Fiscal year ended February 25, 1995, filed with the Commission on May 26, 1995.
(8) Incorporated by reference to the Company's Current Report on Form 8-K dated December 14, 1995, filed with the Commission on December 28, 1995.
(9) Incorporated by reference to the Company's Current Report on Form 8-K dated May 8, 1998, filed with the Commission on May 8, 1998.
(10) Incorporated by reference to the Company's Current Report on Form 8-K dated March 31, 1998, filed with the Commission on April 27, 1998.
(11) Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 33-48119), filed with the Commission on May 26, 1992.
(12) Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 33-82894), filed with the Commission on August 16, 1994.
(13) Incorporated by reference to the Company's Current Report on Form 8-K dated March 26, 1996, filed with the Commission on April 5, 1996.
(14) Incorporated by reference to the Company's Annual Report on Form 10-K as amended for the Fiscal year ended February 28, 1998, filed with the Commission on May 29, 1998.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 30, 1998, filed with the Commission on July 14, 1998.

(16) Incorporated by reference to the Company's Current Report on Form 8-K dated August 24, 1998, filed with the Commission on August 24, 1998.
(17) Incorporated by reference to the Company's Current Report on Form 8-K dated November 12, 1998, filed with the Commission on November 18, 1998.
(18) Incorporated by reference to the Company's Registration Statement on Form S-3 (No. 333- 67703), filed with the Commission on November 20, 1998.